SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

THE FOLLOWING ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS AND FRIENDS LIFE SHAREHOLDERS SHOULD NOT MAKE ANY INVESTMENT DECISION IN RELATION TO THE NEW AVIVA SHARES EXCEPT ON THE BASIS OF THE INFORMATION IN THE SCHEME DOCUMENT AND THE AVIVA PROSPECTUS WHICH ARE PROPOSED TO BE PUBLISHED IN DUE COURSE

FOR IMMEDIATE RELEASE

2 December 2014

RECOMMENDED ALL-SHARE ACQUISITION OF

FRIENDS LIFE GROUP LIMITED BY AVIVA PLC

Summary

•	The Boards of Aviva and Friends Life are pleased to announce that they have reached agreement on the terms of a recommended all-share acquisition of Friends Life by Aviva.

•	Under the terms of the Proposed Acquisition, holders of Friends Life Shares will receive 0.74 New Aviva Shares for each Friends Life Share they hold.

•
Based on the Exchange Ratio and the Closing Price of Aviva and Friends Life shares as at 20 November 2014 (being the last business day prior to talks between Aviva and Friends Life being made public), the Proposed Acquisition, excluding the payment to RCAP in relation to the Value Share and Friends Life’s proposed second interim dividend payment in respect of the 2014 financial year (each as described below), values each Friends Life Share at 394p and Friends Life’s existing issued ordinary share capital at approximately £5.6 billion, representing a premium of:

-	15 per cent. to the Closing Price of 343p per Friends Life Share on 20 November 2014; and

-	27 per cent. to the average Closing Price of 310p per Friends Life Share for the three-month period ended 20 November 2014.

•
Based on the Exchange Ratio and the Closing Price of Aviva as at 1 December 2014, the Proposed Acquisition values each Friends Life Share at 370p, which represents a premium of 8 per cent. to the closing price of 343p per Friends Life Share on 20 November 2014.

•
In addition, assuming the Proposed Acquisition completes, Friends Life Shareholders who are on the Friends Life shareholder register at the Friends Life Record Date will also be entitled to receive, in place of Friends Life’s 2014 final dividend, Friends Life’s proposed second interim dividend of 24.1p per share, in respect of the 2014 financial year, resulting in a 2014 full year dividend of 31.15p per share. In the event that the Proposed Acquisition does not complete, Friends Life expects that its 2014 final dividend and therefore its 2014 full year dividend would be in line with Friends Life’s 2013 final dividend and 2013 full year dividend, respectively. Friends Life Shareholders will have no entitlement to Aviva’s proposed 2014 final dividend.

•	The Proposed Acquisition would result in Friends Life Shareholders owning approximately 26 per cent. of the issued ordinary share capital of the Enlarged Aviva Group.

•
The Proposed Acquisition accelerates Aviva’s investment thesis of “cash flow plus growth” with a financial and strategic rationale that the board of Aviva believes creates a compelling opportunity for the Enlarged Aviva Group to create value for both sets of shareholders:

Financial

-	Expected to generate approximately £0.6 billion incremental Holdco Excess Cash Flow per annum1;

-	Gives rise to a combined central liquidity position of £2.4 billion2;

-
Reduces “day 1” external debt leverage and S&P Leverage to a level consistent with an S&P AA rating, beyond Aviva’s medium term objectives, with no requirement to further deleverage the Enlarged Aviva Group;

-
Expected to generate approximately £225 million of run-rate annual cost synergies by the end of 2017, which Aviva has valued at approximately £1.8 billion3.  Aviva believes these synergies will deliver substantial value and increase cash flow generation and expects significant additional value through capital, financial and revenue synergies over time; and

-	Accelerates Aviva’s expected dividend growth, with the intention, in the medium term, to move dividend cover to approximately 2x operating EPS on an IFRS basis.

Strategic

-	Secures position as the leading insurance and savings business in the Enlarged Aviva Group’s home market, with 16 million customers in the UK (prior to the deduction of overlapping customers);

-	Increases scale in attractive segments of the UK Life market including leadership position in Corporate Pensions, Protection and At-Retirement;

-
Opportunity for Aviva Investors to add up to approximately £70 billion4 of Friends Life’s UK assets under administration, increasing its AuM by up to 29 per cent., to up to approximately £309 billion5;

-
Brings 5 million current Friends Life customers to Aviva, who stand to benefit from being part of a stronger and more diversified group with a wider product range, and enables Aviva to accelerate its Digital First and True Customer Composite strategies;

-	Adds significant scale to Aviva’s existing UK Life back book, as well as a management team with the expertise to unlock further value from UK Life insurance back books; and

-	Enables investment in the Enlarged Aviva Group’s growth businesses.

•
The Aviva Directors propose to pay a 2014 final dividend of 12.25p per share, representing a 30 per cent. increase on the 2013 final dividend per share, and resulting in a 2014 full year dividend of 18.1p per share. The Aviva Directors believe the Proposed Acquisition would be broadly neutral to Aviva’s operating EPS once full run-rate synergies are achieved, expected by the end of 2017.

•
The Aviva Directors believe the Proposed Acquisition brings together two successful management teams, combining Aviva’s particular expertise in cost reduction and turnaround with Friends Life’s expertise in business integration and back book management.

•
Following the Proposed Acquisition, it is anticipated that, Andy Briggs, the current Group Chief Executive of Friends Life, will become Chief Executive Officer of Aviva UK Life and will join the board of Aviva as an Executive Director. Shortly after the Scheme becomes Effective, it is expected that Sir Malcolm Williamson, the current Chairman of Friends Life, will join the board of Aviva as Senior Independent Director and it is anticipated that a further Non-Executive Director of Friends Life will join the board of Aviva.

1 Based on 2013 actual Friends Life cash flow plus expected run rate synergies.
2 Calculated by reference to Friends Life’s Available Shareholder Assets as at 30 September 2014 of £911 million, adjusted for the proceeds received from the disposal of Lombard (£260 million), less the amount spent on the share buy-back before it was suspended of £29 million.
3 The synergy valuation is based on estimated net present value of expected cost synergy benefits.
4 The Friends Life UK Life assets under administration opportunity breaks down into over £19 billion of directed in-house funds and over £49 billion of directed externally managed funds.
5 £309 billion / 29 per cent. increase includes approximately £70 billion of assets that are non-customer directed funds for which the asset manager is pre-selected. Excludes £33 billion of customer directed funds, which allows customers to choose their asset manager.

•
The Exchange Ratio and implied premium have been agreed between Aviva and Friends Life having taken into account the impact of the Value Share and the consideration that will be due from Friends Life to RCAP under the terms of the Limited Partnership Agreement.

•
At completion of the Proposed Acquisition, Friends Life is required to settle the Value Share in cash. The cash consideration payable to RCAP is expected by Friends Life to be approximately £220 million. However, under the terms of the Limited Partnership Agreement, RCAP can elect to receive the consideration in Friends Life Shares. If RCAP elects for shares, any Friends Life Shares would be acquired by Aviva immediately following completion of the Proposed Acquisition at the Exchange Ratio in connection with the proposed implementation of the Scheme.

Commenting on the Proposed Acquisition, John McFarlane, Chairman of Aviva, said:

“Aviva’s recent success and sound growth and return prospects already present a compelling investment proposition and enable us to advance our strategy through acquisition as well as organic growth.

The Proposed Acquisition not only consolidates Aviva’s leading position which Aviva has established in the UK, it is expected to enable a much stronger dividend flow and balance sheet position than would otherwise have been possible.  It also offers Friends Life Shareholders an attractive outcome.

This move enhances, and is consistent with, our investment proposition of “cash flow plus growth”, and I commend it to shareholders.”

Commenting on the Proposed Acquisition, Mark Wilson, CEO of Aviva, said:

“This acquisition is financially and strategically compelling.  It is one of those rare transactions where the two organisations fit with surgical precision, building on each other’s strengths and addressing the challenges.

Consistent with our investment thesis of cash flow plus growth, this transaction will increase our cash flows and reduce our leverage and support continued growth in our dividend.  It secures our leadership position in our home market and gives greater flexibility to drive growth in other parts of the Aviva group.

This is good for shareholders and customers alike who will benefit from being part of a stronger, more diversified and resilient business with a wide range of products.”

Commenting on the Proposed Acquisition, Sir Malcolm Williamson, Chairman of Friends Life, said:

“The Board is pleased to recommend the offer which strongly supports our focus on generating value for shareholders.

Friends Life has built a strong and successful business under Andy Briggs’ leadership.  By combining the market-leading strengths of the two businesses, we will create the UK’s leading insurance, savings and asset management business, delivering additional scale and efficiencies.  This will provide enhanced outcomes for the increased customer base and for new customers into the future.”

Commenting on the Proposed Acquisition, Andy Briggs, Group Chief Executive of Friends Life, said:

“Friends Life has always been about maximising value for shareholders and delivering strongly for customers.  The compelling combination of Friends Life and Aviva provides an excellent opportunity to accelerate our existing strategy and growth, generating value for shareholders faster.

The enlarged group brings together complementary strengths and a commitment to delivering the very best propositions, service and expertise for customers. I’m delighted to be joining the board of Aviva as part of the leadership team, committed to driving forward the group’s investment thesis of cash flow and growth.  Together we will have scale leadership positions across our chosen growth markets, ensuring that the new group is well placed to take advantage of the opportunities presented by the rapidly evolving UK life insurance market.”

The Aviva Directors, having reviewed and analysed the potential synergies of the Proposed Acquisition, based on their experience of operating in the insurance and savings sectors, and taking into account the factors they can influence, believe that the Proposed Acquisition can deliver shareholder value through expected realisation of approximately £225 million of annual run-rate cost synergies by the end of 2017.  The potential sources of quantified synergies include integrating life companies operations, recapturing previously outsourced asset management contracts and the possible reduction of corporate and development costs across the two businesses.  It is currently envisaged that approximately 60 per cent. of these potential synergies will be derived from the Life business with the balance being achieved in approximately equal measures from two other potential sources, namely recapturing previously outsourced asset management contracts and the possible reduction of corporate and development costs across the two businesses.

In addition to the £225 million of annual run-rate cost synergies, the Aviva Directors expect that the Proposed Acquisition will benefit shareholders in the Enlarged Aviva Group over time through expected realisation of significant incremental capital, financial and revenue synergies. As at the date of this announcement, an integration plan is being compiled and this may involve headcount reduction. Finalisation of the integration plan will be subject to engagement with appropriate stakeholders, including employee representative bodies and unions.

It is intended that the Proposed Acquisition will be implemented by way of a court-sanctioned scheme of arrangement under Part VIII of the Companies (Guernsey) Law, 2008 (as amended), further details of which are contained in the full text of this announcement. However, Aviva reserves the right to implement the Proposed Acquisition by way of a takeover offer (as defined in Part 28 of the Companies Act 2006 (as amended)), subject to the Panel's consent and the terms of the Co-operation Agreement.

The Friends Life Directors, who have been so advised by Goldman Sachs International consider the terms of the Proposed Acquisition to be fair and reasonable. In providing advice to the Friends Life Directors, Goldman Sachs International has taken into account the commercial assessments of the Friends Life Directors.  Accordingly, the Friends Life Directors intend unanimously to recommend that Friends Life Shareholders vote in favour of the Scheme and the associated resolutions to be proposed at the Guernsey Court Meeting and any Friends Life General Meeting, as those Friends Life Directors with beneficial holdings have irrevocably undertaken to do, or procure, in respect of their own beneficial holdings of 930,681 Friends Life Shares representing, in aggregate, approximately 0.066 per cent. of Friends Life’s ordinary share capital in issue on 1 December 2014 (being the last practicable date prior to the release of this announcement).

Barclays and RBC Capital Markets have also provided financial advice to the Friends Life Directors in relation to the Proposed Acquisition.

The Proposed Acquisition will be put to the vote of existing Aviva Shareholders as a class 1 transaction for the purpose of the FCA’s Listing Rules.  The Aviva Directors consider the Proposed Acquisition to be in the best interests of Aviva and the Aviva Shareholders as a whole and intend unanimously to recommend that Aviva Shareholders vote in favour of all of the resolutions to be proposed at the Aviva General Meeting which will be convened in connection with the Proposed Acquisition, as they have irrevocably undertaken to do, or procure, in respect of their own beneficial holdings of 263,847 Aviva Shares representing, in aggregate, approximately 0.009 per cent. of Aviva’s ordinary share capital in issue on 1 December 2014, being the last practicable date prior to the release of this announcement.

The Aviva Directors have received financial advice from Morgan Stanley, J.P. Morgan Cazenove and Robey Warshaw LLP in relation to the Proposed Acquisition.  In providing their advice to the Aviva Directors, Morgan Stanley, J.P. Morgan Cazenove and Robey Warshaw LLP have relied upon the Aviva Directors’ commercial assessment of the Proposed Acquisition.

The Scheme Document will include full details of the Scheme, together with notices of the Guernsey Court Meeting and any Friends Life General Meeting and the expected timetable, and will specify the action to be taken by Scheme Shareholders. It is expected that the Scheme Document will be posted to Friends Life Shareholders in the second half of January 2015. For the purposes of paragraph 3(a) of Appendix 7 of the Code and with the agreement of the Friends Life Directors, the Panel has consented to this arrangement.

It is expected that the Aviva Prospectus, containing information about the New Aviva Shares, will be published at the same time as the Scheme Document is posted to Friends Life Shareholders. It is also expected that the Aviva Class 1 Circular, containing details of the Proposed Acquisition and notice of the Aviva General Meeting at which resolutions will be proposed for the approval of the Proposed Acquisition by Aviva Shareholders, will be posted to Aviva Shareholders at the same time as the Scheme Document is posted to Friends Life Shareholders.

This summary should be read in conjunction with, and is subject to, the full text of this announcement (including the Appendices).  The Proposed Acquisition will be subject to the Conditions and further terms set out in Appendix 1 to this announcement and to the full terms and conditions which will be set out in the Scheme Document.  Appendix 2 contains the bases and sources of certain information used in this summary and this announcement.  Appendix 3 contains details of the irrevocable undertakings received in relation to the Proposed Acquisition that are referred to in this announcement.  Appendix 4 contains details of and bases of calculation of the anticipated quantified financial benefits of the Proposed Acquisition.  Appendix 5 contains definitions of certain terms used in this summary and this announcement.

For the purposes of Rule 28 of the Code, quantified financial benefits statements contained in this announcement are the responsibility of Aviva and the Aviva Directors. Appendix 4 sets out the anticipated quantified financial benefits statements relating to cost savings and synergies arising out of the Proposed Acquisition and provides underlying information and bases of belief. Appendix 4 also includes reports from Aviva’s reporting accountant, Deloitte LLP, and its joint financial advisers, Morgan Stanley, J.P. Morgan Cazenove and Robey Warshaw LLP, in connection with anticipated quantified financial benefits statements, as required pursuant to Rule 28.1(a) of the Code, and provides underlying information and bases for the accountant’s and advisers’ respective reports.  Each of Deloitte LLP, Morgan Stanley, J.P. Morgan Cazenove and Robey Warshaw LLP has given and not withdrawn its consent to the publication of its report in this announcement in the form and context in which it is included.

Analyst presentation:

Aviva will host, jointly with Friends Life, a presentation for analysts and investors at St Helen's, 1 Undershaft, London EC3P 3DQ with a conference call and webcast at 8.30 a.m. (UK time) today (2 December 2014) to discuss the Proposed Acquisition. To participate in this conference call, please use the following access details:

Phone Number: 0800 279 5728 / +44 (0)20 3367 9433; Participant Code: 290428

To access the webcast, please visit: www.avivawebcast.com/analystpresentation2014

A filmed interview of Mark Wilson, Group CEO of Aviva plc, and Andy Briggs, Group Chief Executive of Friends Life Group, and a transcript of the film, is available to view at www.aviva.com.

Enquiries:
Aviva plc
Colin Simpson - Investor Relations Director
David Elliot - Director of Investor Relations
Nigel Prideaux - Group Communications Director
Andrew Reid - Director of Financial and International Communications
+44 (0) 20 7662 8115 +44 (0) 20 7662 8048 +44 (0) 20 7662 0215 +44 (0) 20 7662 3131
Morgan Stanley (Aviva’s Financial Adviser and Corporate Broker)
Donald Moore Matt Cannon Paul Baker	+44 (0) 20 7425 8000
J.P. Morgan Cazenove (Aviva’s Financial Adviser and Corporate Broker)
Tim Wise Conor Hillery	+44 (0) 20 7742 4000
Robey Warshaw LLP (Aviva’s Financial Adviser)
Simon Robey Simon Warshaw	+44 (0)20 7317 3900
Finsbury (Aviva’s PR Adviser)
Conor McClafferty	+44 (0) 20 7251 3801

Friends Life Group Limited
Yana O'Sullivan - Investor Relations Director Tom Cannings - Investor Relations Jamie Gatoff - Corporate Communications Director	+44 (0) 845 268 3116 +44 (0) 845 268 5139 +44 (0) 845 641 7391
Goldman Sachs International (Friends Life’s Financial Adviser)
John Rafter Mark Sorrell Paul Miller	+44 (0) 20 7774 1000
Barclays (Friends Life’s Financial Adviser and Corporate Broker)
Jim Renwick Ben Davey Tom Boardman	+44 (0) 20 7623 2323
RBC Capital Markets (Friends Life’s Financial Adviser and Corporate Broker)
Oliver Hearsey Kevin Smith	+44 (0) 20 7653 4000
Bell Pottinger (Friends Life’s PR Adviser)
Ben Woodford Olly Scott	+44 (0) 20 7772 2566 +44 (0) 7812 345 205

Important notices relating to financial advisers

Morgan Stanley, which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to Aviva and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition, contents of this announcement or any matter referred to in this announcement.

J.P. Morgan Cazenove, which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to Aviva and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with Proposed Acquisition, the contents of this announcement or any matter referred to in this announcement.

Robey Warshaw LLP, which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to Aviva and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition, contents of this announcement or any matter referred to in this announcement.

Goldman Sachs International, which is authorised and regulated by the Financial Conduct Authority and the Prudential Regulatory Authority, is acting as financial adviser to Friends Life and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition, contents of this announcement or any matter referred to in this announcement.

Barclays, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively for Friends Life and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Friends Life for providing the protections afforded to its clients or for providing advice in relation to the Proposed Acquisition or in relation to the contents of this announcement or any transaction or any other matters referred to herein.

RBC Europe Limited (trading as RBC Capital Markets), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Friends Life and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Friends Life for providing the protections afforded to clients of RBC Capital Markets, or for providing advice in connection with the matters referred to in this announcement.

Further information

This announcement is for information purposes only. It is not intended to and does not constitute, or form part of, any offer, invitation or the solicitation of any offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Proposed Acquisition or otherwise nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Aviva’s offer to Friends Life Shareholders will be made solely by means of the Scheme Document to be published by Friends Life which will contain the full terms and conditions of the Proposed Acquisition, including details for Friends Life Shareholders of how to vote in respect of the Proposed Acquisition.

Aviva will prepare the Aviva Class 1 Circular to be distributed to Aviva Shareholders and will also publish the Aviva Prospectus containing information about the New Aviva Shares. Aviva urges Friends Life Shareholders to read the Scheme Document and the Aviva Prospectus carefully when they become available because they will contain important information in relation to the Proposed Acquisition and the New Aviva Shares. Aviva urges Aviva Shareholders to read the Aviva Class 1 Circular carefully when it becomes available because it will contain important information in relation to the Proposed Acquisition and the New Aviva Shares. Any vote in respect of the resolutions to be proposed at the Guernsey Court Meeting, Friends Life General Meeting or Aviva General Meeting to approve the Proposed Acquisition and related matters, should be made only on the basis of the information contained in the Scheme Document, the Aviva Prospectus and, in the case of Aviva Shareholders, the Aviva Class 1 Circular.

This announcement does not constitute a prospectus or prospectus equivalent document.

This announcement has been prepared for the purposes of complying with English law, Guernsey law, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom and Guernsey.

Overseas jurisdictions

The distribution of this announcement in jurisdictions other than the United Kingdom or the United States and the ability of Friends Life Shareholders who are not resident in the United Kingdom or the United States to participate in the Proposed Acquisition may be affected by the laws of relevant jurisdictions. Therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or the United States or Friends Life Shareholders who are not resident in the United Kingdom or the United States will need to inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The Proposed Acquisition is not being, and will not be, made available, directly or indirectly, in or into or by the use of the mails of, or by any other means or instrumentality of interstate or foreign commerce of, or any facility of a national state or other securities exchange of any Restricted Jurisdiction, and no person may vote in respect of the Proposed Acquisition by any such use, means, instrumentality or facility or from within any Restricted Jurisdiction.

Accordingly, copies of this announcement and all documents relating to the Proposed Acquisition are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction and persons receiving this announcement (including, without limitation, agents, nominees, custodians and trustees) must not distribute, send or mail it in, into or from such jurisdiction. Any person (including, without limitation, any agent, nominee, custodian or trustee) who has a contractual or legal obligation, or may otherwise intend, to forward this announcement and/or the Scheme Document and/or any other related document to a jurisdiction outside the United Kingdom or the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Notes to US holders of Friends Life Shares

This announcement does not constitute an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States. The New Aviva Shares have not been and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the New Aviva Shares may not be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States absent registration under the US Securities Act or an exemption therefrom. The New Aviva Shares are expected to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Friends Life Shareholders (whether or not US persons) who are or will be affiliates (within the meaning of the US Securities Act) of Aviva or Friends Life prior to, or of Aviva after, the Scheme becomes Effective will be subject to certain US transfer restrictions relating to the New Aviva Shares received pursuant to the Scheme.

None of the securities referred to in this announcement have been approved or disapproved by the SEC, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this announcement. Any representation to the contrary is a criminal offence in the United States.

The Proposed Acquisition relates to the securities of a Guernsey-registered company with a listing on the London Stock Exchange and is proposed to be effected by means of a scheme of arrangement under the laws of Guernsey. A transaction effected by means of a scheme of arrangement is not subject to proxy solicitation or tender offer rules under the US Exchange Act. The Proposed Acquisition is subject to UK disclosure requirements, which are different from certain United States disclosure requirements. The financial information included in this announcement has been or will be prepared in accordance with accounting standards applicable in the UK and may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.  However, if Aviva were to elect to implement the Proposed Acquisition by means of a takeover offer, such takeover offer will be made in compliance with all applicable laws and regulations, including Section 14(e) of the US Exchange Act and Regulation 14E thereunder. Such a takeover offer would be made in the United States by Aviva and no one else. In addition to any such takeover offer, Aviva, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, shares in Friends Life outside such takeover offer during the period in which such takeover offer would remain open for acceptance. If such purchases or arrangements to purchase were to be made they would be made outside the United States and would comply with applicable law, including the US Exchange Act. Any information about such purchases will be disclosed as required in Guernsey, will be reported to a Regulatory Information Service of the UKLA and will be available on the London Stock Exchange website: www.londonstockexchange.com.

Aviva is organised under the laws of England.  Friends Life is organised under the laws of Guernsey. A majority of the officers and directors of Aviva and all the officers and directors of Friends Life are residents of countries other than the United States. The significant majority of the assets of Aviva and Friends Life are located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon Aviva, Friends Life, or any of their respective officers or directors, or to enforce outside the United States judgements obtained against Aviva, Friends Life, or any of their respective officers or directors in US courts, including, without limitation, judgements based upon the civil liability provisions of the US federal securities laws or the laws of any state or territory within the United States. It may not be possible to sue Aviva or Friends Life or their respective officers or directors in a non-US court for violations of US securities laws.  It may be difficult to compel Aviva, Friends Life and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court.

Forward-looking statements

This announcement contains statements about Aviva, Friends Life and the Enlarged Aviva Group which are, or may be deemed to be, “forward-looking statements” and which are prospective in nature. All statements other than statements of historical fact included in this announcement may be forward-looking statements. They are based on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “anticipates”, “believes”, “targets”, “aims”, “projects”, “future-proofing” or words or terms of similar substance or the negative of such words or terms, as well as variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Forward-looking statements may include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Aviva’s, Friends Life’s or the Enlarged Aviva Group’s operations and potential synergies resulting from the Proposed Acquisition; and (iii) the effects of global economic conditions on Aviva’s, Friends Life’s or the Enlarged Aviva Group’s business.

Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors may cause the actual results, performance or achievements of Aviva, Friends Life or the Enlarged Aviva Group to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements of Aviva, Friends Life or the Enlarged Aviva Group to differ materially from the expectations of Aviva, Friends Life or the Enlarged Aviva Group, as applicable, include, among other things, general business and economic conditions globally, industry trends, competition, changes in government and other regulation (including changes to capital regulation under Solvency II ), changes in political and economic stability, disruptions in business operations due to reorganisation activities (whether or not Aviva combines with Friends Life), interest rate and currency fluctuations, the failure to satisfy the conditions of the Proposed Acquisition if and when implemented (including approvals or clearances from regulatory and other agencies and bodies) on a timely basis or at all, the failure of Aviva to combine with Friends Life on a timely basis or at all, the inability of the Enlarged Aviva Group to realise successfully any anticipated synergy benefits when the Proposed Acquisition is implemented, the inability of the Enlarged Aviva Group to integrate successfully Aviva’s and Friends Life’s operations and programmes when the Proposed Acquisition is implemented, the Enlarged Aviva Group incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the Proposed Acquisition when the Proposed Acquisition is implemented. Relevant factors also include, but are not limited to, the risk factors set forth in the documents filed with or furnished to the SEC by Aviva including Aviva’s most recently filed annual report on Form 20-F and subsequent reports on Form 6-K. Such forward-looking statements should therefore be construed in light of such factors.

No member of the Aviva Group or the Friends Life Group, nor any of their respective associates, directors, officers, employees or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement.

Other than in accordance with its legal or regulatory obligations, neither Aviva or Friends Life is under any obligation and Aviva and Friends Life each expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Except as expressly provided in this announcement, no forward-looking or other statements have been reviewed by the auditors of the Aviva Group or the Friends Life Group.  All subsequent oral or written forward-looking statements attributable to any member of the Aviva Group or Friends Life Group, or any of their respective associates, directors, officers, employees or advisers, are expressly qualified in their entirety by the cautionary statement above.

If you are in any doubt about the contents of this announcement or the action you should take, you are recommended to seek your own independent personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser duly authorised under the UK Financial Services and Market Act 2000 (as amended) if you are resident in the UK or, if not, from another appropriately authorised independent financial adviser.

No profit forecasts or estimates

No statement in this announcement is intended as a profit forecast or estimate for any period and no statement in this announcement should be interpreted to mean that earnings or earnings per share for Aviva or Friends Life, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for Aviva or Friends Life, as appropriate.

Quantified financial benefits

Statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies.  As a result, the cost savings and synergies referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.  For the purposes of Rule 28 of the Code, quantified financial benefits statements contained in this announcement are the responsibility of Aviva and the Aviva Directors. Neither these statements nor any other statement in this announcement should be construed as a profit forecast or interpreted to mean that the Enlarged Aviva Group’s earnings in the first full year following implementation of the Proposed Acquisition, or in any subsequent period, would necessarily match or be greater than or be less than those of Aviva or Friends Life for the relevant preceding financial period or any other period.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the Offer Period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Rule 2.10 disclosure

In accordance with Rule 2.10 of the Code:

•
Aviva announces that, as at the date of this announcement, it has 2,948,768,213 ordinary shares of 25p each in issue and admitted to trading on the main market of the London Stock Exchange. The International Securities Identification Number for the Aviva Shares is GB0002162385.

•
Friends Life announced on 25 November 2014 that it had 1,409,052,028 ordinary shares of no par value in issue and admitted to trading on the main market of the London Stock Exchange. The International Securities Identification Number for the Friends Life Shares is GG00B62W2327.

Information relating to Friends Life Shareholders

Please be aware that addresses, electronic addresses and certain other information provided by Friends Life Shareholders, persons with information rights and other relevant persons for the receipt of communications from Friends Life may be provided to Aviva during the Offer Period as required under Section 4 of Appendix 4 to the Code.

Publication on website

A copy of this announcement (and the analyst and investor presentation referred to above) will be available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, for inspection on Aviva’s website at www.aviva.com and on Friends Life’s website at www.friendslifegroup.com by no later than 12 noon (London time) on the Business Day following the date of this announcement. For the avoidance of doubt, save as expressly referred to in this announcement, the contents of those websites are not incorporated, and do not form part of, this announcement.

Aviva Shareholders may request a hard copy of this announcement by contacting Hana Beard during business hours on +44 (0) 207 662 0631 or by submitting a request by email to aviva.shareholders@aviva.com or in writing to St Helen's, 1 Undershaft, London EC3P 3DQ. Friends Life Shareholders may request a hard copy of this announcement by contacting Victoria Hames during business hours on +44 (0) 870 707 1444 or by submitting a request in writing to Company Secretariat at One New Change, London, EC4M 9EF. Aviva Shareholders and Friends Life Shareholders may also request that all future documents, announcements and information to be sent to them in relation to the Proposed Acquisition should be in hard copy form.

Rounding

Certain figures included in this announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

THE FOLLOWING ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS AND FRIENDS LIFE SHAREHOLDERS SHOULD NOT MAKE ANY INVESTMENT DECISION IN RELATION TO THE NEW AVIVA SHARES EXCEPT ON THE BASIS OF THE INFORMATION IN THE SCHEME DOCUMENT AND THE AVIVA PROSPECTUS WHICH ARE PROPOSED TO BE PUBLISHED IN DUE COURSE

FOR IMMEDIATE RELEASE

2 December 2014

RECOMMENDED ALL-SHARE ACQUISITION OF

FRIENDS LIFE GROUP LIMITED BY AVIVA PLC

1.	Introduction

The boards of directors of Aviva and Friends Life are pleased to announce that they have reached agreement on the terms of a recommended all-share acquisition by Aviva of the entire issued and to be issued ordinary share capital of Friends Life (not already owned by the Aviva Group) in exchange for New Aviva Shares.

2.	Summary of the Proposed Acquisition

It is intended that the Proposed Acquisition will be implemented by way of a court-sanctioned scheme of arrangement under Part VIII of the Companies (Guernsey) Law, 2008 (as amended).

Under the Scheme, which will be subject to the Conditions and terms set out in Appendix 1 to this announcement and to the further terms to be set out in the Scheme Document, Friends Life Shareholders will receive:

0.74 New Aviva Shares for each Friends Life Share

In addition, assuming the Proposed Acquisition completes, Friends Life Shareholders who are on the Friends Life shareholder register at the Friends Life Record Date will also be entitled to receive, in place of Friends Life’s 2014 final dividend, Friends Life’s proposed second interim dividend of 24.1p per share, in respect of the 2014 financial year, resulting in a 2014 full year dividend of 31.15p per share. In the event that the Proposed Acquisition does not complete, Friends Life expects that its 2014 final dividend and therefore its 2014 full year dividend would be in line with Friends Life’s 2013 final dividend and 2013 full year dividend, respectively. Friends Life Shareholders will have no entitlement to Aviva’s proposed 2014 final dividend.

The Exchange Ratio and implied premium have been agreed between Aviva and Friends Life having taken into account the impact of the Value Share, and the consideration that will be due from Friends Life to RCAP under the terms of the Limited Partnership Agreement. At completion of the Proposed Acquisition, Friends Life is required to settle the Value Share in cash. The cash consideration payable to RCAP is expected by Friends Life to be approximately £220 million. However, under the terms of the Limited Partnership Agreement, RCAP can elect to receive the consideration in Friends Life Shares. If RCAP elects for shares, any Friends Life Shares would be acquired by Aviva immediately following completion of the Proposed Acquisition at the Exchange Ratio in connection with the proposed implementation of the Scheme.

Based on the Exchange Ratio and the Closing Prices of Aviva and Friends Life shares as at 20 November 2014 (being the last date prior to talks between Aviva and Friends Life being made public), the Proposed Acquisition, excluding the payment to RCAP in relation to the Value Share and Friends Life’s proposed second interim dividend payment in respect of the 2014 financial year, values each Friends Life Share at 394p and Friends Life’s existing issued ordinary share capital at approximately £5.6 billion.

The terms of the Proposed Acquisition, excluding the payment to RCAP in relation to the Value Share and Friends Life’s proposed second interim dividend payment in respect of the 2014 financial year, represent:

•	a premium of 15 per cent. to the Closing Price of 343p per Friends Life Share on 20 November 2014;

•	a premium of 27 per cent. to the average Closing Price of 310p per Friends Life Share for the three-month period ended 20 November 2014; and

•	a multiple of 1.0x Friends Life’s Market Consistent Embedded Value per share as at 30 June 2014 (adjusted for the sale of Lombard and share buyback).

Based on the Exchange Ratio and the Closing Price of Aviva as at 1 December 2014, the Proposed Acquisition values each Friends Life Share at 370p, which represents a premium of 8 per cent. to the Closing Price of 343p per Friends Life Share on 20 November 2014.

If successful, the Proposed Acquisition will result in Friends Life Shareholders, together, owning approximately 26 per cent. of the ordinary share capital of the Enlarged Aviva Group.

3.	Background to and reasons for the Proposed Acquisition

Summary

Over the past two years, Aviva has undertaken a major transformation, creating significant value for its shareholders. The Proposed Acquisition has a financial and strategic rationale that would accelerate Aviva’s transformation in line with its investment thesis, “cash flow plus growth”.  It is expected to increase the quantum, resilience and diversification of group cash flows and improve Aviva’s ability to invest for growth in its chosen markets and products, leveraging the respective strengths of Aviva and Friends Life to establish a compelling opportunity to create value for both Aviva and Friends Life shareholders.

Aviva also has a focused, clear, simple and differentiated business strategy.  Its strategic anchor has three elements:

•
True Customer Composite. Aviva is the only composite of scale in the UK and one of the few in the world that can offer a full range of insurance and asset management products, underpinned by the most recognised insurance brand in the UK.

•
Digital First. This is how Aviva is capitalising on being a composite insurer.  It is how customers increasingly want to do business with Aviva.  If there is a choice of where to invest, it will be in digital first across any channel; and

•
Not Everywhere. Aviva is not interested in geographic regions but individual markets where it has scale and profitability or a distinct competitive advantage.  It will focus on markets, like the UK, where it will win.

Aviva believes that the Proposed Acquisition reinforces its investment thesis and provides the opportunity for “accelerating cash flow plus growth”.

Increasing the Quantum, Resilience and Diversification of Cash flows

The Proposed Acquisition leverages the complementary strengths of Aviva and Friends Life to create a stronger, more diversified and resilient business better positioned to serve customer needs, combining Aviva’s brand, broad product range, scale and composite benefits with Friends Life’s strong cash flow, corporate pensions leadership, balance sheet strength and proven back book expertise.

Substantial Value from Potential Synergies

Aviva envisages achieving an annual synergy run-rate of approximately £225 million by the end of 2017, through inter alia, integrating life companies’ operations, recapturing previously outsourced asset management contracts and the possible reduction of corporate and development costs across the two businesses. Aviva has valued these potential cost synergies at approximately £1.8 billion6. One-off integration costs of £350 million are expected to be incurred by mid 2017 to realise these potential synergy benefits, of which approximately £200 million are currently expected to be incurred in 2015, approximately £100 million in 2016 and the balance in 2017. In addition to the targeted operating efficiency synergies, the Aviva Directors believe there is likely to be significant additional value through the capital, financial and revenue synergies that are expected to be available to the Enlarged Aviva Group over time.

The Aviva Directors are confident the Aviva and Friends Life management teams have the right experience and expertise to maximise the value from the Proposed Acquisition. Specifically, Friends Life’s management team has a proven track record in integrating acquisitions and delivering value from back books successfully, rationalising seven legal entities into two and securing approximately £160 million of run-rate synergy benefits from 2011 to 2013. This complements the Aviva management team’s track record in delivering cost savings and the successful turnaround of the Aviva business, having reduced Aviva’s UK Life expenses by 28 per cent. from 2011 to 1H2014 (on an annualised basis) and realising run-rate annual Aviva cost reductions of £568 million over the same period.

The Proposed Acquisition would, over time, present the opportunity for Aviva Investors to manage up to approximately £70 billion of Friends Life’s UK assets under administration7, increasing Aviva Investors’ assets under management by up to 29 per cent., to up to approximately £309 billion8.  The Proposed Acquisition would also increase scale in core asset classes, including sterling fixed income and tax transparent funds, as well as enhance Aviva Investors’ overall profit contribution and its relevance in the context of the Enlarged Aviva Group.  Aviva currently estimates that the insourcing of these assets under administration could, over time, contribute approximately £40 million of profit per annum to the Enlarged Aviva Group as part of the synergy benefits of the Proposed Acquisition.  The Proposed Acquisition will provide an opportunity to create a stronger platform from which to execute Aviva Investors’ strategy and in doing so create more cash flow for the Enlarged Aviva Group.

Further detail on quantified synergies is given in paragraph 7 below.

Increases Scale in Attractive Segments of the UK Life Market

The Proposed Acquisition would result in Aviva having leadership positions across key product areas, with a total of approximately 12 million UK Life customers (prior to the deduction of overlapping customers), with combined UK Life assets under management of £215 billion9, and provides a substantial opportunity to deliver improved customer proposition cross-selling through Aviva’s True Customer Composite and Digital First strategies.

The Enlarged Aviva Group’s UK Life platform is expected to result in:

•	the UK’s largest back book10, with the scale to achieve improved efficiencies when coupled with Friends Life’s leading management team with a track record of back book value creation;

•	a leadership position in Corporate Pensions with assets under administration of £39 billion11;

6 The synergy valuation is based on estimated net present value of expected cost synergy benefits.
7 The Friends Life UK Life assets under administration opportunity breaks down into over £19 billion of directed in-house funds and over £49 billion of directed externally managed funds.
8 £309 billion / 29 per cent. increase includes approximately £70 billion of assets that are non-customer directed funds for which the asset manager is pre-selected. Excludes £33 billion of customer directed funds, which give customers the ability to choose their asset manager.
9 As at 31 December 2013.
10 Based on analysis of 2013 PRA returns of UK gross reserves.  Back book defined as per Friends Life’s methodology and includes with-profit products, unit-linked bonds and other legacy products.
11 As at 31 December 2013. Includes £5 billion of Friends Life workplace pensions assets under administration which are currently under the Heritage division.

•	significant increase in Protection value of new business, with complementary product mix and distribution focus and potential efficiencies through alignment of new business platforms; and

•
an increased opportunity in the At-Retirement market, with the Enlarged Aviva Group representing one in four retiring defined contribution pension customers and accessing £4 billion12 of annual maturing pensions.

In addition, the Proposed Acquisition would enable the Enlarged Aviva Group to unlock further value and cash flow from the combined back books in UK Life through reduced unit costs, improved retention and capital actions in the near-term.

Accelerates Financial Transformation of Aviva

The Proposed Acquisition is expected to result in an immediate reduction in financial leverage to a level that achieves Aviva’s stated medium term objectives of external debt leverage below 40 per cent. on a TNAV (tangible net asset value) basis and AA equivalent on an S&P basis, with no expected requirement to further deleverage the Enlarged Aviva Group and no impact on existing plans to reduce the internal loan to £2.2 billion. Immediately following the Proposed Acquisition, external debt leverage on an IFRS tangible capital basis13, is expected to reduce from 44 per cent. to 39 per cent. for the Enlarged Aviva Group, and S&P Leverage is also expected to reduce from 30 per cent. to 28 per cent.14, providing Aviva with increased financial and strategic flexibility. Following the Proposed Acquisition, the Enlarged Aviva Group’s debt leverage focus will be on the S&P Leverage metric, targeting a level that is consistent with an AA rating.

Aviva believes that its capital and liquidity position will be stronger and more resilient following the Proposed Acquisition.  Aviva’s Economic Capital surplus of approximately £8.0 billion would benefit from Friends Life’s Economic Capital surplus (on a Friends Life standalone basis) of approximately £4.0 billion15, with the Enlarged Aviva Group position expected to be further strengthened by additional capital synergies over time.  In addition, the Proposed Acquisition is expected to reduce the relative sensitivity of the Enlarged Aviva Group’s Economic Capital to movements in credit and equity markets, as a result of Friends Life’s lower market risk exposures relative to Aviva. The Enlarged Aviva Group would also benefit from Friends Life’s central liquidity position of approximately £1.15 billion to provide a combined central liquidity position of approximately £2.4 billion16.

The stronger capital, cash flow and liquidity profile of the Enlarged Aviva Group is expected to be further strengthened by balance sheet synergies over time and improve the foundation for future growth.

The Proposed Acquisition is expected to have the following effect on key operating financial metrics:

•	approximately £0.6 billion of incremental Holdco Excess Cash Flow per annum including the benefit from realisation of expected synergies by the end of 201717;

•	operating EPS broadly neutral once full run-rate synergies achieved;

•	day-1 IFRS NAV per share accretion; and

•	reduction in Enlarged Aviva Group operating expense ratio, by approximately 2 percentage points after realisation of expected synergies.

12 For 2013 financial year.

13 Adjusted definition to deduct only goodwill from “tangible capital” i.e. AVIF maintained within capital base.

14 Both calculated as at 30 June 2014 by reference to Aviva’s and Friends Life’s 2014 half year reports.

15 Both calculated as at 30 June 2014 by reference to Aviva’s and Friends Life’s 2014 half year reports.

16 Calculated by reference to Friends Life’s Available Shareholder Assets as at 30 September 2014 of £911 million, adjusted for the proceeds received from the disposal of Lombard (£260 million), less the amount spent on the share buy-back before it was suspended of £29 million.

17 Based on 2013 actual Friends Life cash flow plus expected run rate synergies.

Increased Dividend and Dividend Growth Trajectory

The Aviva Directors propose to pay a 2014 final dividend of 12.25p per share, representing a 30 per cent. increase compared to the 2013 final dividend per share, and resulting in a 2014 full year dividend of 18.1p per share.

The Aviva Directors expect the Proposed Acquisition to be accretive to Aviva’s cash flow per share and cash flow coverage, given Friends Life’s existing standalone cash flows and the expected synergy benefits of the combination. The Proposed Acquisition is expected to deliver approximately £0.6 billion incremental Holdco Excess Cash Flow per annum.  In the medium term, Aviva intends to move dividend cover to approximately 2x operating EPS on an IFRS basis.

Customer Benefits

Aviva and Friends Life believe customers of the Enlarged Aviva Group stand to benefit from being part of a stronger and more diversified group with a wider product range.

In line with Aviva’s true customer composite strategy, Friends Life’s five million customers will be able to benefit from Aviva’s product offering in General Insurance, Health, and Asset Management as well as Life Insurance and its strategy to put digital at the heart of how it deals with customers. Aviva’s customers will be able to benefit from, inter alia, Friends Life’s scale and expertise in Corporate Pensions with its market leading administration platforms serving the employee benefits market.

The UK Life market is attractive, particularly in retirement, protection and workplace pensions, three segments in which the Enlarged Aviva Group would have a leadership position18 and is expected to be well placed to invest, innovate and serve.  Specifically, the Proposed Acquisition would lead to an increased opportunity to serve the ‘At-Retirement’ market, providing a broad range of retirement solutions to one in four retiring defined contribution pension customers. The Enlarged Aviva Group would be well positioned to provide new products to customers as they seek to take advantage of the new pensions freedoms which come into effect in April 2015.

The Enlarged Aviva Group would also have a leadership position in Protection, providing a broad suite of products across Life, Critical Illness and Health Insurance. In workplace pensions, a market which is expected to grow by 3.5 times in the next ten years19, the Enlarged Aviva Group would be well placed to serve both mid to large employers, where Friends Life has a leadership position, and small/medium enterprises (SME), where Aviva has a leadership position.

Transaction Reinforces Wider Growth Agenda

The Proposed Acquisition provides greater financial flexibility to drive growth in the rest of the Aviva Group by accelerating Aviva’s balance sheet transformation as well as increasing cash flow generation and growth in UK Life. This enables the Enlarged Aviva Group to access its broader growth objectives, including:

•	Growth markets: organic growth plus potential distribution/ bancassurance opportunities in Poland, Turkey, Greater China and S.E. Asia;

•
True Customer Composite: Improve cross-sell ratio of 1.6 products to 36m customers20 (16m in the UK, equivalent to accessing 1 in 4 households; prior to the deduction of overlapping customers), supported by enhanced digital offering and customer platforms (e.g. workplace);

•	Asset management: new products to drive net external funds flow and increased scale supports investment to broaden capabilities (e.g. AIMS);

18 Based on market research conducted on behalf of Aviva.
19 Market growth projections from 2013 are based on market research conducted on behalf of Friends Life.
20 Total number of Friends Life and Aviva customers as at 31 December 2013.

•	General insurance: opportunity to cross-sell non-life products to life customers, with particular focus on building out existing businesses (e.g. France, Italy and Poland);

•	Health: Aviva currently writes £1 billion premiums, compared to market opportunity of £90 billion premiums in Aviva’s markets21;

•	Digital: increasing direct access to customers (e.g. MyAviva app).

4.	Background to and reasons for the recommendation of the Friends Life Directors

Over the last four years, during a period of substantial change within the industry, Friends Life’s management have successfully transformed the financial position and strategic outlook for the Friends Life Group. A core element of this journey has been the reorganisation of the business into two UK life companies for legacy and for open business, accompanied by a prioritisation of shareholder value, both on immediate shareholder returns and also on longer term value creation.

This strategy has delivered “cash today”, in the form of sustainable free surplus growing from under £100 million in 2010 to over £330 million in 2013, capital synergies generating free surplus in excess of £290 million, and a consistent and increasingly well covered dividend. The strategy has also delivered investment in “cash tomorrow”, through the restructured open business in the UK, focusing on markets where Friends Life has the scale and expertise to grow profitably, namely Retirement Income, Corporate Pensions and Protection. This has been enhanced by the launch of Friends Life’s in-house fixed income asset manager, FLI, and the delivery of significant change in the International division, where Friends Life’s management have successfully disposed of Lombard and are currently repositioning Friends Provident International’s business onto its own standalone platform, improving customer service and operating efficiency.

The result of this work is that Friends Life now has a clear and consistent strategy, focused on efficiently managing the Heritage platform and on capturing value in the retirement savings market. Throughout this period, Friends Life has maintained rigorous financial discipline.  It is now more efficient, more customer-focused and more profitable, with a strong balance sheet and robust cash and capital positions.

The legislative and regulatory changes announced as part of the Budget in March 2014 represented some of the most significant developments for the industry for many years.  In the new environment, Friends Life believes that its large existing customer base is a significant strategic asset that will become increasingly valuable as more customers transition towards retirement.

The Friends Life Directors believe that a transaction with Aviva offers an attractive opportunity to accelerate delivery of its strategy for Friends Life’s policyholders and shareholders. The combination will create the largest UK life insurer, with a strong brand, broad product offering, 12 million UK Life customers (prior to the deduction of any overlap) and leadership positions in a number of the key segments of the market. This increased scale, brand recognition and resourcing is expected to provide significant cost benefits and efficiencies, enhancing the ability for the Enlarged Aviva Group to succeed and grow its new world retirement proposition.  These benefits will be over and above the opportunities Friends Life has in back book consolidation.  Aviva’s large closed back book of business represents a sizeable opportunity to utilise Friends Life’s strong skills in managing closed businesses to unlock value for both customers and shareholders whilst providing good levels of service and engagement with those customers.

The Friends Life Directors believe that the terms of the Proposed Acquisition recognise and reflect Friends Life’s cash generation and longer term prospects as well as the settling of the Value Share. In reaching their conclusion, the Friends Life Directors considered the prospects for Friends Life’s business, the potential benefits which Aviva expects to achieve from the Proposed Acquisition and the prospects for the Enlarged Aviva Group.

21 As at 31 December 2013.

Following consideration of the above factors, the Friends Life Directors unanimously intend to recommend that Friends Life Shareholders vote in favour of the Proposed Acquisition, as those Friends Life Directors with beneficial holdings have each irrevocably undertaken to vote, in respect of their entire respective beneficial holdings of Friends Life Shares.

5.	Information on Aviva

The Aviva Group's history and expertise dates back over the past 300 years. It is one of the world’s leading insurance groups and one of the leading providers of life and general insurance products in the UK and Europe. Its main activities are the provision of products and services in relation to long-term insurance and savings, general and health insurance and fund management. Aviva has around £241 billion of funds under management22 and operates across 17 countries globally, focusing on markets where it has scale and a defined competitive advantage. It currently serves 31 million customers across a range of insurance, savings and investment products and paid out £27.5 billion in claims and benefits in 201323.

Aviva’s strategy is driven by its investment thesis of achieving cash flow plus growth. Its financial strength means it can be there for its customers, now and in the future. Aviva’s strategic anchor sets out what it does, how it does it and where it does it, as described in further detail in paragraph 3 above.

For the six months ended 30 June 2014, Aviva reported IFRS profit before tax from continuing operations of £1,234 million and as at 30 June 2014 had total assets of £278,861 million. For the twelve months ended 31 December 2013, Aviva reported IFRS profit before tax from continuing operations of £1,472 million and as at 31 December 2013 had total assets of £281,627 million.

Aviva Shares are traded on the main market of the London Stock Exchange with a premium listing and the company is a member of the FTSE 100 index. Aviva Shares are also traded on the New York Stock Exchange in the form of American Depositary Shares.

6.	Information on Friends Life

Friends Life is a FTSE 100 listed company focused on providing financial security for over five million customers, with a heritage dating back over 200 years. Friends Life’s strategy is focused on helping customers to save for and achieve a good standard of living in retirement and on providing them with financial protection during their working lives.

The business is made up of three divisions:

•
a specialist Heritage division, looking after customers with products which are no longer actively marketed for new business. The Heritage division also includes Friends Life Investments, providing asset management services on fixed income assets for Friends Life Group businesses;

•
the UK division, which provides core business lines of corporate pensions (over £20 billion of assets under administration with a focus on mid to large corporates), retirement income (focus on individual annuities markets and in particular lifestyle products) and protection (top five business in the UK, selling both individual and group protection policies); and

•	the International division, which provides savings, investment and protection products for expatriates and local nationals in Asia and the Middle East.

Friends Life has the expertise and experience to meet the changing needs of its customers as the life and pensions market continues to evolve. Friends Life is a sustainable business which supports its customers’ financial futures throughout all key life stages whilst creating value for shareholders by growing cash generation and generating returns.

1 As at 31 December 2013; funds managed by Aviva Investors.
2 Aviva 2013 Annual Report.

For the six months ended 30 June 2014, Friends Life reported IFRS profit before tax from continuing operations of £80 million and as at 30 June 2014 had total assets of £130,166 million.  For the twelve months ended 31 December 2013, Friends Life reported IFRS profit before tax from continuing operations of £415 million and as at 31 December 2013 had total assets of £130,091 million.

7.	Potential synergies and integration planning

The Aviva Directors, having reviewed and analysed the potential synergies of the Proposed Acquisition, based on their experience of operating in the insurance and savings sectors, and taking into account the factors they can influence, believe that the Proposed Acquisition can deliver shareholder value through expected realisation of approximately £225 million of cost synergies on an annual run-rate basis.  It is expected that the full run-rate synergies will be achieved by the end of 2017.

The potential sources of quantified synergies include integrating Life companies operations, recapturing previously outsourced asset management contracts and the possible reduction of corporate and development costs across the two businesses.

Whilst the integration plans are still being compiled and will, in due course be subject to engagement with all appropriate stakeholders, it is currently envisaged that approximately 60 per cent of these potential synergies will be derived from the Life business with the balance being achieved in approximately equal measures from the two other potential sources referred to above, namely recapturing previously outsourced asset management contracts (which Aviva currently estimates could, over time, contribute approximately £40 million of profit per annum to the Enlarged Aviva Group as part of the synergy benefits of the Proposed Acquisition) and the possible reduction of corporate and development costs across the two businesses.

In addition to these potential quantified synergies, the Aviva Directors believe that significant further value can be created through realisation of incremental capital, financial and revenue synergies, including:

•	capital synergies through legal entity simplification, realisation of diversification benefits, de-risking and greater use of reinsurance and Solvency 2 optimisation;

•	financial benefits including lower financing costs for the Enlarged Aviva Group and harmonisation of respective tax attributes; and

•	enhanced revenue opportunities from increased cross-sell, improved retention of Friends Life’s existing business and increased At-Retirement conversion through an improved combined product offering.

The integration of the businesses will require combining the Friends Life businesses and group functions into Aviva, with selection of the optimal platforms and operating model. It is anticipated that, following a suitable transition period, the Enlarged Aviva Group will operate under the Aviva brand for all UK Life new business. However, the selection of new business platforms will be on a “best of breed” basis. For example, Aviva would anticipate using the Friends Life corporate pensions platform and the Aviva annuities platform. Other platform selection decisions will be made as part of the integration process.

It is envisaged that the realisation of the potential quantified synergies will result in one-off integration costs of approximately £350 million (in aggregate), largely incurred by mid-2017 of which approximately £200 million are currently expected to be incurred in 2015, approximately £100 million in 2016 and the balance in 2017. Aside from these one-off exceptional costs, no material dis-synergies are expected in connection with the Proposed Acquisition. The identified synergies will accrue as a direct result of the Proposed Acquisition and would not be achieved on a standalone basis.

A full integration team is being established, bringing together the best relevant capabilities of both businesses, to ensure that the synergies of the Proposed Acquisition are maximised. Nick Amin has been appointed as Integration and Transformation Director to oversee all integration activity. Jonathan Moss will assume an expanded role to manage the back books of Friends Life and Aviva. The Aviva Directors are confident that the integration of Aviva and Friends Life can be achieved without undue disruption to the underlying operations of either business and continue to enhance the UK strategy, as well as deliver customer benefits.

The integration process will operate according to the following important principles:

•	protect the current business momentum and deliver synergies and long term growth potential;

•	identify and retain the best talent from both Friends Life and Aviva;

•	select the best platforms for writing new business from both Friends Life and Aviva;

•	maintain existing back book administration for Friends Life and Aviva and avoid large scale IT migration (unless scale benefits dramatically improve the cost per policy); and

•	focus on improving customer engagement to support the True Customer Composite strategy.

As at the date of this announcement, an integration plan is being compiled but more detailed consideration will need to be undertaken in relation to both the planning and the integration process. As soon as practicable following completion of the Proposed Acquisition, the Enlarged Aviva Group will aim to have fully validated its initial synergy assumptions, agreed the proposed target operating model of the Enlarged Aviva Group and completed the proposed integration plan across the Enlarged Aviva Group's business. The integration plan, once it is further developed, will set out the proposed scope of the integration process and quantified objectives, proposed organisation structures and processes to be reviewed and subsequently implemented, together with an overall proposed integration programme and stakeholder communication and consultation timetable. Finalisation of the integration plan will be subject to engagement with appropriate stakeholders, including employee representative bodies and unions.

These statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies.  As a result, the cost savings and synergies referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.  For the purposes of Rule 28 of the Code, the statements of estimated cost savings and synergies contained in this announcement are solely the responsibility of Aviva and the Aviva Directors.

These statements are not intended as a profit forecast and should not be interpreted as such.

Appendix 4 includes a copy of these statements of anticipated cost savings and synergies arising out of the Proposed Acquisition and provides underlying information and bases of belief. Appendix 4 also includes reports from Aviva’s reporting accountant, Deloitte LLP, and its joint financial advisers, Morgan Stanley, J.P. Morgan Cazenove and Robey Warshaw LLP, in connection with anticipated quantified financial benefits statements, as required pursuant to Rule 28.1(a) of the Code, and provides underlying information and bases for the accountant’s and advisers’ respective reports.  Each of Deloitte LLP, Morgan Stanley, J.P. Morgan Cazenove and Robey Warshaw LLP has given and not withdrawn its consent to the publication of its report in this announcement in the form and context in which it is included.

8.	Directors, management and employees

Following the Proposed Acquisition, it is anticipated that Andy Briggs, the current Group Chief Executive of Friends Life, will become Chief Executive Officer of Aviva UK Life and will join the Board of Aviva as an Executive Director. Tim Tookey (Chief Financial Officer of Friends Life) has agreed to remain with the Enlarged Aviva Group for a transitional period.

Shortly after the Scheme becomes Effective, it is expected that Sir Malcolm Williamson, the current Chairman of Friends Life, will join the Board of Aviva as Senior Independent Director and it is anticipated that a further Non-Executive Director of Friends Life will join the Board of Aviva.  Consideration will also be given to appointing a number of the Non-Executive Directors of Friends Life to the subsidiary boards of the Enlarged Aviva Group.

The remaining Non-Executive Directors of Friends Life have confirmed that they intend to resign as directors of Friends Life on completion of the Proposed Acquisition.

The Aviva Directors recognise that in order to achieve the expected benefits of the Proposed Acquisition, operational restructuring is likely to be required following implementation of the Proposed Acquisition. The initial synergy work carried out to date has highlighted the potential to generate savings for the Enlarged Aviva Group in areas where there may be duplication. The Aviva Directors anticipate that this may involve headcount reduction. As identified in paragraph 7 above, integration planning has begun but more detailed consideration will need to be undertaken. Finalisation of the integration plan will be subject to engagement with appropriate stakeholders, including employee representative bodies and unions.

Aviva has given assurances to the Friends Life Directors that the existing contractual and statutory employment rights, including pension rights, of all retained management and employees of Friends Life will be fully respected following completion of the Proposed Acquisition and that, if any changes are proposed in the future, they will be subject to appropriate consultation.

9.	Dividends and Aviva dividend policy

Assuming that all shareholder and regulatory approvals are received and the Proposed Acquisition completes, Friends Life Shareholders who are on the Friends Life shareholder register at the Friends Life Record Date will also be entitled to receive, in place of Friends Life’s 2014 final dividend, Friends Life’s proposed second interim dividend of 24.1p per share, in respect of the 2014 financial year, resulting in a 2014 full year dividend of 31.15p per share. In the event that the Proposed Acquisition does not complete, Friends Life expects that its 2014 final dividend and therefore its 2014 full year dividend would be in line with Friends Life’s 2013 final dividend and 2013 full year dividend, respectively. Friends Life Shareholders will have no entitlement to Aviva’s proposed 2014 final dividend.

The Aviva Directors propose to pay a 2014 final dividend of 12.25p per share, representing a 30 per cent. increase compared to the 2013 final dividend per share, and resulting in a 2014 full year dividend of 18.1p per share.

In the medium term, Aviva intends to move dividend cover to approximately 2x operating EPS on an IFRS basis. The Aviva Directors believe the Proposed Acquisition would be broadly neutral to Aviva’s operating EPS once full run-rate synergies are achieved.

10.	Current trading

Current trading for both Aviva and Friends Life continues in line with statements made in their respective announcements on 30 October 2014 and 11 November 2014, respectively.

11.	Recommendations and irrevocable undertakings

The Friends Life Directors, who have been so advised by Goldman Sachs International, consider the terms of the Proposed Acquisition to be fair and reasonable. In providing advice to the Friends Life Directors, Goldman Sachs International has taken into account the commercial assessments of the Friends Life Directors.

Accordingly, the Friends Life Directors intend unanimously to recommend that Friends Life Shareholders vote in favour of the Scheme and the associated resolutions to be proposed at the Guernsey Court Meeting and any Friends Life General Meeting, as those Friends Life Directors with beneficial holdings have irrevocably undertaken to do, or procure, in respect of their own beneficial holdings of 930,681 Friends Life Shares representing, in aggregate, approximately 0.066 per cent. of Friends Life’s ordinary share capital in issue on 1 December 2014 (being the last practicable date prior to the release of this announcement).

Barclays and RBC Capital Markets have also provided financial advice to the Friends Life Directors in relation to the Proposed Acquisition.

The Proposed Acquisition will be put to the vote of existing Aviva Shareholders as a class 1 transaction for the purpose of the FCA’s Listing Rules.  The Aviva Directors consider the Proposed Acquisition to be in the best interests of Aviva and the Aviva Shareholders as a whole and intend unanimously to recommend that Aviva Shareholders vote in favour of all of the resolutions to be proposed at the Aviva General Meeting which will be convened in connection with the Proposed Acquisition, as they have irrevocably undertaken to do, or procure, in respect of their own beneficial holdings of 263,847 Aviva Shares representing, in aggregate, approximately 0.009 per cent. of Aviva’s ordinary share capital in issue on 1 December 2014 (being the last practicable date prior to the release of this announcement).  The Aviva Directors have received financial advice from Morgan Stanley, J.P. Morgan Cazenove and Robey Warshaw LLP in relation to the Proposed Acquisition.  In providing their advice to the Aviva Directors, Morgan Stanley, J.P. Morgan Cazenove and Robey Warshaw LLP have relied upon the Aviva Directors’ commercial assessment of the Proposed Acquisition.

Further details of the irrevocable undertakings in relation to the Proposed Acquisition are set out in Appendix 3 to this announcement.

12.	Structure of the Proposed Acquisition

12.1	Terms and conditions

Appendix 2 to this announcement sets out the Conditions and further terms to which the Proposed Acquisition will be subject, including details of requisite regulatory approvals.

12.2	Scheme of arrangement

It is intended that the Proposed Acquisition will be implemented by way of a court-sanctioned scheme of arrangement between Friends Life and the Scheme Shareholders under Part VIII of the Companies (Guernsey) Law, 2008 (as amended) (although Aviva reserves the right to elect to implement the Proposed Acquisition by way of an Offer, subject to Panel consent and to the terms of the Co-operation Agreement). The procedure involves an application by Friends Life to the Guernsey Court to call the Guernsey Court Meeting to approve the Scheme and upon approval an application to the Guernsey Court to sanction the Scheme and to confirm the transfer of all the Scheme Shares to Aviva, in consideration for which Scheme Shareholders who are on the register of members of Friends Life at the Scheme Record Time will receive New Aviva Shares (on the basis described above).

To become Effective, the Scheme requires, among other things, the approval of a majority in number of the Scheme Shareholders present and voting in person or by proxy at the Guernsey Court Meeting, representing not less than 75 per cent. in value of the Scheme Shares held by such Scheme Shareholders, together with the sanction of the Guernsey Court and the passing of any resolutions necessary to implement the Scheme at any Friends Life General Meeting. The Scheme will only become Effective upon the Guernsey Court sanctioning the Scheme.

The Scheme can only become Effective in accordance with its terms if all the Conditions have been satisfied or, where relevant, waived. Upon the Scheme becoming Effective, it will be binding on Friends Life and all Scheme Shareholders, irrespective of whether or not they attended or voted at the Guernsey Court Meeting or any Friends Life General Meeting. The Guernsey Court Meeting and any Friends Life General meeting will be held as soon as practicable following the publication of Aviva’s and Friends Life’s preliminary results for the financial year 2014, and are currently expected to be held in March 2015.  The Scheme is expected to become Effective by the second quarter of 2015 (this is subject in particular to the approval of Aviva Shareholders and certain regulatory approvals, as described in Appendix 1).

12.3	Publication of Scheme Document and Aviva Prospectus

It is expected that the Scheme Document will be posted to Friends Life Shareholders in the second half of January 2015.  For the purposes of paragraph 3(a) of Appendix 7 to the Code and with the agreement of the Friends Life Directors, the Panel has consented to this arrangement.

Aviva will be required to make the Aviva Prospectus available to the public in accordance with the Prospectus Rules. The Aviva Prospectus will contain information relating to the Enlarged Aviva Group and the New Aviva Shares. The Aviva Prospectus will be published at the same time as the Scheme Document is posted to Friends Life Shareholders.

12.4	Aviva shareholder approval

In view of the size of the transaction, the Proposed Acquisition will require the approval of Aviva Shareholders at the Aviva General Meeting. Aviva is required to prepare and send to Aviva Shareholders a circular summarising the background to and reasons for the Proposed Acquisition and which will include a notice convening the Aviva General Meeting. The Proposed Acquisition is conditional on, among other things, the resolutions to approve, effect and implement the Proposed Acquisition and to grant authority to the Aviva Directors to allot the New Aviva Shares being passed by the requisite majority of Aviva Shareholders at the Aviva General Meeting (but not, for the avoidance of doubt, any other resolutions to be proposed at the Aviva General Meeting which shall not be conditions to the Proposed Acquisition).

The Aviva Class 1 Circular containing the notice of the Aviva General Meeting will be sent to Aviva Shareholders at the same time as the Scheme Document is posted to Friends Life Shareholders and the Aviva Prospectus is published, which is expected to be in the second half of January 2015. The Aviva General Meeting will be held as soon as practicable following the publication of Aviva’s and Friends Life’s preliminary results for the financial year 2014, and is currently expected to be held in March 2015.

12.5	Delisting and cancellation of trading

It is intended that dealings in Friends Life Shares will be suspended at 5.00 p.m. London time on the Business Day prior to the date on which the Scheme becomes Effective. It is further intended that an application will be made to the UK Listing Authority for the cancellation of the listing of the Friends Life Shares on the Official List and to the London Stock Exchange for the cancellation of trading of the Friends Life Shares on the London Stock Exchange's main market for listed securities, with effect as of or shortly following the date on which the Scheme becomes Effective.

12.6	Indicative timing

The timing of implementation of the Proposed Acquisition will be dependent upon a number of factors including availability of the Guernsey Court and receipt of regulatory approvals. However, subject to these factors, the indicative timing of the transaction is currently expected to be as follows:

•	second half of January 2015 – publication of the Aviva Prospectus and posting of the Scheme Document and Aviva Class 1 Circular;

•	March 2015 – General Meeting, Guernsey Court Meeting and Friends Life General Meetings; and

•	second quarter of 2015 – Scheme becomes Effective.

13.	Friends Life Group share plans

Participants in the Friends Life Share Schemes will receive full details of the effect of the Proposed Acquisition on their rights and Aviva will make appropriate proposals to such participants in due course.

Details of Aviva's proposals will be set out in the Scheme Document and in separate letters to be sent to participants in the Friends Life Share Schemes.

14.	Listing, dealings and settlement

Applications will be made to the UK Listing Authority for the New Aviva Shares to be admitted to the premium listing segment of the Official List and to the London Stock Exchange for the New Aviva Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. The decision on such admissions is at the sole discretion of the UK Listing Authority and the London Stock Exchange, respectively.

It is expected that admission to trading will become effective and that dealings for normal settlement in the New Aviva Shares will commence on the London Stock Exchange shortly after the Scheme becomes Effective.

15.	Overseas shareholders

The availability of New Aviva Shares under the Proposed Acquisition, and the distribution of this announcement to persons who are not resident in the UK or the US may be affected by the laws of the relevant jurisdiction in which they are located. Such persons should inform themselves of, and observe any applicable legal or regulatory requirements of, their jurisdiction. Friends Life Shareholders who are in doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities. Friends Life Shareholders are advised to read carefully the Scheme Document and the Aviva Prospectus once these have been published.  Aviva Shareholders are advised to read carefully the Aviva Class 1 Circular and the form of proxy accompanying the Aviva Class 1 Circular once these have been published.

16.	Opening Position Disclosures and interests in relevant securities

Aviva confirms that it has today made an Opening Position Disclosure, setting out the details required to be disclosed by it under Rule 8.1(a) of the Code.

Friends Life confirms that on 1 December 2014 it made an Opening Position Disclosure, setting out the details required to be disclosed by it under Rule 8.2(a) of the Code.

17.	Co-operation agreement

Aviva and Friends Life entered into a co-operation agreement on 2 December 2014 with respect to conduct of the Proposed Acquisition.  Under the terms of the Co-operation Agreement, Aviva and Friends Life have agreed, among other things, that (in summary):

•
Friends Life and Aviva will co-operate with each other in order to assist it to obtain clearance from competition and other regulatory bodies in order to satisfy Conditions relating to such clearances;

•	Aviva will provide Friends Life with certain information and assistance in the preparation of the Scheme Document;

•	Aviva will convene the Aviva General Meeting so that it is held on or around the same date as the Guernsey Court Meeting;

•
Aviva will be subject to certain customary restrictions on the conduct of its business during the period pending completion of the Proposed Acquisition, and which prohibit, among other things: (a) the payment by Aviva of dividends (other than in the ordinary course or by reference to a record date after the Scheme becomes Effective), (b) the allotment of further shares (or rights or options in respect of shares) (other than pursuant to its existing share incentive schemes or in order to settle options or awards vesting under its existing incentive schemes), (c) the entry into any transaction which would constitute a class 1 transaction, or (d) amendment to its constitutional documents in any manner that would have a material and adverse impact on the value of, or rights attaching to, the New Aviva Shares;

•
Aviva and Friends Life will co-operate to write to participants in the Friends Life Share Schemes and to inform them of the impact of the Scheme on their awards and the extent to which their awards will vest and, where applicable, become exercisable as a result of the Scheme; and

•
Aviva may implement the Proposed Acquisition by way of a takeover offer (as defined in Part 28 of the Companies Act 2006 (as amended)): (i) at its own discretion, following consultation with Friends Life and, in good faith, giving due consideration to Friends Life’s views; (ii) if Friends Life consents; (iii) if the Friends Life Directors withdraw or modify their unanimous and unconditional recommendation of the Proposed Acquisition to the shareholders of Friends Life; (iv) if a third party announces a firm intention to make an offer for the entire issued share capital of Friends Life which is recommended by the Friends Life Directors; or (v) the Guernsey Court hearing to sanction the Scheme is not held by the 22nd day after the expected date of such hearing as set out in the Scheme Document (or such later date as the parties agree), subject in each case to the Panel's consent.

A copy of the Co-operation Agreement will be available on Aviva's website at www.aviva.com and on Friends Life's website at www.friendslifegroup.com from today until the Scheme becomes Effective.

18.	Confidentiality agreement

Aviva and Friends Life entered into a mutual confidentiality agreement on 10 November 2014 pursuant to which each of Aviva and Friends Life has undertaken to keep certain information relating to the Proposed Acquisition and the other party confidential and not to disclose that information to third parties (other than to specified recipients) unless required by law or regulation. These confidentiality obligations will remain in force following completion of the Proposed Acquisition.

19.	Documents available on websites

Copies of the following documents will published by no later than 12 noon (London time) on the Business Day following this announcement on Aviva’s website at www.aviva.com and on Friends Life’s website at www.friendslifegroup.com and will be made available until the end of the Offer Period:

•	a copy of this announcement;

•	the irrevocable undertakings in paragraph 11 and set out in Appendix 3 to this announcement;

•	the Co-operation Agreement; and

•	the confidentiality agreement referred to in paragraph 18.

20.	General

Your attention is drawn to the further information contained in the Appendices which form part of, and should be read in conjunction with, this announcement.

The Proposed Acquisition will be subject to the Conditions and further terms set out in Appendix 1 to this announcement and to the full terms and conditions which will be set out in the Scheme Document.  Appendix 2 contains the bases and sources of certain information used in this summary and this announcement.  Appendix 3 contains details of the irrevocable undertakings received in relation to the Proposed Acquisition that are referred to in this announcement.  Appendix 4 contains details of and bases of calculation of the anticipated quantified financial benefits of the Proposed Acquisition.  Appendix 5 contains definitions of certain terms used in this announcement.

Enquiries:
Aviva plc
Colin Simpson - Investor Relations Director
David Elliot - Director of Investor Relations
Nigel Prideaux - Group Communications Director
Andrew Reid - Director of Financial and International Communications

+44 (0) 20 7662 8115 +44 (0) 20 7662 8048 +44 (0) 20 7662 0215 +44 (0) 20 7662 3131
Morgan Stanley (Aviva’s Financial Adviser and Corporate Broker)
Donald Moore Matt Cannon Paul Baker	+44 (0) 20 7425 8000
J.P. Morgan Cazenove (Aviva’s Financial Adviser and Corporate Broker)
Tim Wise Conor Hillery	+44 (0) 20 7742 4000
Robey Warshaw LLP (Aviva’s Financial Adviser)
Simon Robey Simon Warshaw	+44 (0)20 7317 3900
Finsbury (Aviva’s PR Adviser)
Conor McClafferty	+44 (0) 20 7251 3801

Friends Life Group Limited
Yana O'Sullivan - Investor Relations Director Tom Cannings - Investor Relations Jamie Gatoff - Corporate Communications Director	+44 (0) 845 268 3116 +44 (0) 845 268 5139 +44 (0) 845 641 7391
Goldman Sachs International (Friends Life’s Financial Adviser)
John Rafter Mark Sorrell Paul Miller	+44 (0) 20 7774 1000
Barclays (Friends Life’s Financial Adviser and Corporate Broker)
Jim Renwick Ben Davey Tom Boardman	+44 (0) 20 7623 2323
RBC Capital Markets (Friends Life’s Financial Adviser and Corporate Broker)
Oliver Hearsey Kevin Smith	+44 (0) 20 7653 4000
Bell Pottinger (Friends Life’s PR Adviser)
Ben Woodford Olly Scott	+44 (0) 20 7772 2566 +44 (0) 7812 345 205

Important notices relating to financial advisers

Morgan Stanley, which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to Aviva and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition, contents of this announcement or any matter referred to in this announcement.

J.P. Morgan Cazenove, which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to Aviva and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with Proposed Acquisition, the contents of this announcement or any matter referred to in this announcement.

Robey Warshaw LLP, which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to Aviva and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition, contents of this announcement or any matter referred to in this announcement.

Goldman Sachs International, which is authorised and regulated by the Financial Conduct Authority and the Prudential Regulatory Authority, is acting as financial adviser to Friends Life and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the Proposed Acquisition, contents of this announcement or any matter referred to in this announcement.

Barclays, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively for Friends Life and no one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Friends Life for providing the protections afforded to its clients or for providing advice in relation to the Proposed Acquisition or in relation to the contents of this announcement or any transaction or any other matters referred to herein.

RBC Europe Limited (trading as RBC Capital Markets), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Friends Life and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Friends Life for providing the protections afforded to clients of RBC Capital Markets, or for providing advice in connection with the matters referred to in this announcement.

Further information

This announcement is for information purposes only. It is not intended to and does not constitute, or form part of, any offer, invitation or the solicitation of any offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Proposed Acquisition or otherwise nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Aviva’s offer to Friends Life Shareholders will be made solely by means of the Scheme Document to be published by Friends Life which will contain the full terms and conditions of the Proposed Acquisition, including details for Friends Life Shareholders of how to vote in respect of the Proposed Acquisition.

Aviva will prepare the Aviva Class 1 Circular to be distributed to Aviva Shareholders and will also publish the Aviva Prospectus containing information about the New Aviva Shares. Aviva urges Friends Life Shareholders to read the Scheme Document and the Aviva Prospectus carefully when they become available because they will contain important information in relation to the Proposed Acquisition and the New Aviva Shares. Aviva urges Aviva Shareholders to read the Aviva Class 1 Circular carefully when it becomes available because it will contain important information in relation to the Proposed Acquisition and the New Aviva Shares. Any vote in respect of the resolutions to be proposed at the Guernsey Court Meeting, Friends Life General Meeting or Aviva General Meeting to approve the Proposed Acquisition and related matters, should be made only on the basis of the information contained in the Scheme Document, the Aviva Prospectus and, in the case of Aviva Shareholders, the Aviva Class 1 Circular.

This announcement does not constitute a prospectus or prospectus equivalent document.

This announcement has been prepared for the purposes of complying with English law, Guernsey law, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom and Guernsey.

Overseas jurisdictions

The distribution of this announcement in jurisdictions other than the United Kingdom or the United States and the ability of Friends Life Shareholders who are not resident in the United Kingdom or the United States to participate in the Proposed Acquisition may be affected by the laws of relevant jurisdictions. Therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or the United States or Friends Life Shareholders who are not resident in the United Kingdom or the United States will need to inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The Proposed Acquisition is not being, and will not be, made available, directly or indirectly, in or into or by the use of the mails of, or by any other means or instrumentality of interstate or foreign commerce of, or any facility of a national state or other securities exchange of any Restricted Jurisdiction, and no person may vote in respect of the Proposed Acquisition by any such use, means, instrumentality or facility or from within any Restricted Jurisdiction.

Accordingly, copies of this announcement and all documents relating to the Proposed Acquisition are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction and persons receiving this announcement (including, without limitation, agents, nominees, custodians and trustees) must not distribute, send or mail it in, into or from such jurisdiction. Any person (including, without limitation, any agent, nominee, custodian or trustee) who has a contractual or legal obligation, or may otherwise intend, to forward this announcement and/or the Scheme Document and/or any other related document to a jurisdiction outside the United Kingdom or the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Notes to US holders of Friends Life Shares

This announcement does not constitute an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States. The New Aviva Shares have not been and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the New Aviva Shares may not be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States absent registration under the US Securities Act or an exemption therefrom. The New Aviva Shares are expected to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Friends Life Shareholders (whether or not US persons) who are or will be affiliates (within the meaning of the US Securities Act) of Aviva or Friends Life prior to, or of Aviva after, the Scheme becomes Effective will be subject to certain US transfer restrictions relating to the New Aviva Shares received pursuant to the Scheme.

None of the securities referred to in this announcement have been approved or disapproved by the SEC, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this announcement. Any representation to the contrary is a criminal offence in the United States.

The Proposed Acquisition relates to the securities of a Guernsey-registered company with a listing on the London Stock Exchange and is proposed to be effected by means of a scheme of arrangement under the laws of Guernsey. A transaction effected by means of a scheme of arrangement is not subject to proxy solicitation or tender offer rules under the US Exchange Act. The Proposed Acquisition is subject to UK disclosure requirements, which are different from certain United States disclosure requirements. The financial information included in this announcement has been or will be prepared in accordance with accounting standards applicable in the UK and may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.  However, if Aviva were to elect to implement the Proposed Acquisition by means of a takeover offer, such takeover offer will be made in compliance with all applicable laws and regulations, including Section 14(e) of the US Exchange Act and Regulation 14E thereunder. Such a takeover offer would be made in the United States by Aviva and no one else. In addition to any such takeover offer, Aviva, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, shares in Friends Life outside such takeover offer during the period in which such takeover offer would remain open for acceptance. If such purchases or arrangements to purchase were to be made they would be made outside the United States and would comply with applicable law, including the US Exchange Act. Any information about such purchases will be disclosed as required in Guernsey, will be reported to a Regulatory Information Service of the UKLA and will be available on the London Stock Exchange website: www.londonstockexchange.com.

Aviva is organised under the laws of England.  Friends Life is organised under the laws of Guernsey. A majority of the officers and directors of Aviva and all the officers and directors of Friends Life are residents of countries other than the United States. The significant majority of the assets of Aviva and Friends Life are located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon Aviva, Friends Life, or any of their respective officers or directors, or to enforce outside the United States judgements obtained against Aviva, Friends Life, or any of their respective officers or directors in US courts, including, without limitation, judgements based upon the civil liability provisions of the US federal securities laws or the laws of any state or territory within the United States. It may not be possible to sue Aviva or Friends Life or their respective officers or directors in a non-US court for violations of US securities laws.  It may be difficult to compel Aviva, Friends Life and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court.

Forward-looking statements

This announcement contains statements about Aviva, Friends Life and the Enlarged Aviva Group which are, or may be deemed to be, “forward-looking statements” and which are prospective in nature. All statements other than statements of historical fact included in this announcement may be forward-looking statements. They are based on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “anticipates”, “believes”, “targets”, “aims”, “projects”, “future-proofing” or words or terms of similar substance or the negative of such words or terms, as well as variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Forward-looking statements may include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Aviva’s, Friends Life’s or the Enlarged Aviva Group’s operations and potential synergies resulting from the Proposed Acquisition; and (iii) the effects of global economic conditions on Aviva’s, Friends Life’s or the Enlarged Aviva Group’s business.

Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors may cause the actual results, performance or achievements of Aviva, Friends Life or the Enlarged Aviva Group to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements of Aviva, Friends Life or the Enlarged Aviva Group to differ materially from the expectations of Aviva, Friends Life or the Enlarged Aviva Group, as applicable, include, among other things, general business and economic conditions globally, industry trends, competition, changes in government and other regulation (including changes to capital regulation under Solvency II ), changes in political and economic stability, disruptions in business operations due to reorganisation activities (whether or not Aviva combines with Friends Life), interest rate and currency fluctuations, the failure to satisfy the conditions of the Proposed Acquisition if and when implemented (including approvals or clearances from regulatory and other agencies and bodies) on a timely basis or at all, the failure of Aviva to combine with Friends Life on a timely basis or at all, the inability of the Enlarged Aviva Group to realise successfully any anticipated synergy benefits when the Proposed Acquisition is implemented, the inability of the Enlarged Aviva Group to integrate successfully Aviva’s and Friends Life’s operations and programmes when the Proposed Acquisition is implemented, the Enlarged Aviva Group incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the Proposed Acquisition when the Proposed Acquisition is implemented. Relevant factors also include, but are not limited to, the risk factors set forth in the documents filed with or furnished to the SEC by Aviva including Aviva’s most recently filed annual report on Form 20-F and subsequent reports on Form 6-K. Such forward-looking statements should therefore be construed in light of such factors.

No member of the Aviva Group or the Friends Life Group, nor any of their respective associates, directors, officers, employees or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement.

Other than in accordance with its legal or regulatory obligations, neither Aviva or Friends Life is under any obligation and Aviva and Friends Life each expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Except as expressly provided in this announcement, no forward-looking or other statements have been reviewed by the auditors of the Aviva Group or the Friends Life Group.  All subsequent oral or written forward-looking statements attributable to any member of the Aviva Group or Friends Life Group, or any of their respective associates, directors, officers, employees or advisers, are expressly qualified in their entirety by the cautionary statement above.

If you are in any doubt about the contents of this announcement or the action you should take, you are recommended to seek your own independent personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser duly authorised under the UK Financial Services and Market Act 2000 (as amended) if you are resident in the UK or, if not, from another appropriately authorised independent financial adviser.

No profit forecasts or estimates

No statement in this announcement is intended as a profit forecast or estimate for any period and no statement in this announcement should be interpreted to mean that earnings or earnings per share for Aviva or Friends Life, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for Aviva or Friends Life, as appropriate.

Quantified financial benefits

Statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies.  As a result, the cost savings and synergies referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.  For the purposes of Rule 28 of the Code, quantified financial benefits statements contained in this announcement are the responsibility of Aviva and the Aviva Directors. Neither these statements nor any other statement in this announcement should be construed as a profit forecast or interpreted to mean that the Enlarged Aviva Group’s earnings in the first full year following implementation of the Proposed Acquisition, or in any subsequent period, would necessarily match or be greater than or be less than those of Aviva or Friends Life for the relevant preceding financial period or any other period.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the Offer Period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Rule 2.10 disclosure

In accordance with Rule 2.10 of the Code:

•
Aviva announces that, as at the date of this announcement, it has 2,948,768,213 ordinary shares of 25p each in issue and admitted to trading on the main market of the London Stock Exchange. The International Securities Identification Number for the Aviva Shares is GB0002162385.

•
Friends Life announced on 25 November 2014 that it had 1,409,052,028 ordinary shares of no par value in issue and admitted to trading on the main market of the London Stock Exchange. The International Securities Identification Number for the Friends Life Shares is GG00B62W2327.

Information relating to Friends Life Shareholders

Please be aware that addresses, electronic addresses and certain other information provided by Friends Life Shareholders, persons with information rights and other relevant persons for the receipt of communications from Friends Life may be provided to Aviva during the Offer Period as required under Section 4 of Appendix 4 to the Code.

Publication on website

A copy of this announcement (and the analyst and investor presentation referred to above) will be available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, for inspection on Aviva’s website at www.aviva.com and on Friends Life’s website at www.friendslifegroup.com by no later than 12 noon (London time) on the Business Day following the date of this announcement. For the avoidance of doubt, save as expressly referred to in this announcement, the contents of those websites are not incorporated, and do not form part of, this announcement.

Aviva Shareholders may request a hard copy of this announcement by contacting Hana Beard during business hours on +44 (0) 2076620631 or by submitting a request by email to aviva.shareholders@aviva.com or in writing to St Helen's, 1 Undershaft, London EC3P 3DQ. Friends Life Shareholders may request a hard copy of this announcement by contacting Victoria Hames during business hours on +44 (0) 870 707 1444 or by submitting a request in writing to Company Secretariat at One New Change, London, EC4M 9EF. Aviva Shareholders and Friends Life Shareholders may also request that all future documents, announcements and information to be sent to them in relation to the Proposed Acquisition should be in hard copy form.

Rounding

Certain figures included in this announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

APPENDIX 1

CONDITIONS AND FURTHER TERMS OF THE PROPOSED ACQUISITION

Part 1:                                Conditions of the Proposed Acquisition

The Proposed Acquisition will be subject to the following conditions:

Conditions to the Scheme

(a)
the Scheme becoming unconditional and becoming Effective by no later than 31 July 2015, or such later date (if any) as Aviva and Friends Life may, with the consent of the Panel, agree and, if required, the Guernsey Court may allow;

(b)
approval of the Scheme by a majority in number representing not less than 75 per cent. in value of the Scheme Shareholders (or the relevant class or classes thereof, if applicable) present and voting, either in person or by proxy, at the Guernsey Court Meeting and at any separate class meeting which may be required by the Guernsey Court or at any adjournment of any such meeting not later than the 22nd day after the date for which the Guernsey Court Meeting is originally convened (or such later date, if any, as Aviva and Friends Life may agree and the Guernsey Court may allow);

(c)
all resolutions necessary to approve and implement the Scheme and to approve certain related matters being duly passed by the requisite majority or majorities at any Friends Life General Meeting or at any adjournment of that meeting not later than the 22nd day after the date for which any Friends Life General Meeting is originally convened (or such later date, if any, as Aviva and Friends Life may agree and the Guernsey Court may allow);

(d)
the sanction of the Scheme with or without modification (but subject to any such modification being acceptable to Aviva and Friends Life) by the Guernsey Court and the Guernsey Court hearing to sanction the Scheme being held on or before the 22nd day after the expected date of the Guernsey Court sanction hearing as set out in the Scheme Document (or such later date as Aviva and Friends Life may agree and the Guernsey Court may allow);

Shareholder approval

(e)	the resolutions of Aviva Shareholders required to:

(i)	approve the Proposed Acquisition in accordance with the class 1 requirements under Listing Rule 10.5.1R(2); and

(ii)	confer authority for the issue and allotment of the New Aviva Shares to be issued in connection with the Proposed Acquisition,

in each case, being duly passed at the Aviva General Meeting by the requisite majority of Aviva Shareholders;

Admission to listing

(f)
the UK Listing Authority having acknowledged to Aviva or its agent (and such acknowledgement not having been withdrawn) that the application for the admission of all the New Aviva Shares to the premium listing segment of the Official List of the UK Listing Authority has been approved and (after satisfaction of any conditions to which such approval is expressed to be subject) will become effective as soon as the UK Listing Authority’s decision to admit the New Aviva Shares is announced in accordance with Listing Rule 3.2.7G;

Admission to trading

(g)
the London Stock Exchange having acknowledged to Aviva or its agent (and such acknowledgement not having been withdrawn) that all the New Aviva Shares will be admitted to trading on the main market for listed securities of the London Stock Exchange;

European Commission clearance

(h)	insofar as the Proposed Acquisition falls within the scope of Council Regulation (EC) 139/2004 (as amended) (the EU Merger Regulation):

(i)
the European Commission taking a decision (or being deemed to have taken a decision) under Article 6(1)(b) of the EU Merger Regulation declaring the Proposed Acquisition compatible with the common market, without imposing any conditions or obligations that are not on terms reasonably satisfactory to Aviva; or

(ii)
if the European Commission takes a decision (or is deemed to have taken a decision) to refer the whole or part of the Proposed Acquisition to the UK Competition and Markets Authority (the CMA), under Articles 4(4) or 9(3) of the EU Merger Regulation:

(A)	the CMA taking a decision with equivalent effect to that referred to in paragraph (h)(i) above with respect to those parts of the Proposed Acquisition referred to it; and

(B)	the European Commission taking the decision referred to in paragraph (h)(i) above with respect to any part of the Proposed Acquisition retained by it;

Merger control clearance in any other jurisdiction

(i)
to the extent that, in the reasonable opinion of Aviva, any other merger control consents or approvals are required or desirable prior to the completion of the Proposed Acquisition according to the law of any other jurisdiction, all relevant notifications or filings having been made, all appropriate waiting periods (including any extensions thereof) having expired, lapsed or been terminated and all such clearances or approvals having been granted (or being deemed to have been granted in accordance with the relevant law) provided that each such clearance or approval has an equivalent effect to the decision referred to in paragraph (h)(i) above and is on terms reasonably satisfactory to Aviva;

Other regulatory approvals

(j)
the Prudential Regulation Authority (the PRA) indicating pursuant to section 189(4)(a) of the Financial Services and Markets Act 2000 (FSMA), in terms reasonably satisfactory to Aviva, that it approves:

(i)	any acquisition by Aviva of control over any PRA-authorised person; or

(ii)	(if applicable) any increase in control which is already held by any member of the Wider Aviva Group over any PRA-authorised person,

in each case, within the meaning of Part XII of FSMA which would take place as a result of the Proposed Acquisition or its implementation, or the PRA being treated as having given such approval under section 189(6) of FSMA;

(k)	the Financial Conduct Authority (the FCA) indicating pursuant to section 189(4)(a) of FSMA, in terms reasonably satisfactory to Aviva, that it approves:

(i)	any acquisition by Aviva of control over any UK authorised person which is not a PRA-authorised person (an FCA Authorised Person); or

(ii)	(if applicable) any increase in control which is already held by any member of the Wider Aviva Group over any FCA Authorised Person,

in each case, within the meaning of Part XII of FSMA which would take place as a result of the Proposed Acquisition or its implementation, or the FCA being treated as having given such approval under section 189(6) of FSMA;

(l)
Aviva having obtained approval from the Securities and Futures Commission (SFC) in Hong Kong for (or the SFC not having made any objection to) the change of controlling shareholders of Friends Life as a result of the Proposed Acquisition or its implementation, pursuant to paragraph 7.1(b) of the Code on Investment-Linked Assurance Schemes issued by the SFC;

(m)
the Guernsey Financial Services Commission (the GFSC) indicating pursuant to section 49A of the Insurance Business (Bailiwick of Guernsey) Law, 2002 (Guernsey IBL), in terms reasonably satisfactory to Aviva, that it approves:

(i)	any acquisition by Aviva of control over any person licensed by the GFSC under Guernsey IBL; or

(ii)	(if applicable) any increase in control which is already held by any member of the Wider Aviva Group over any person licensed by the GFSC under Guernsey IBL,

in each case, within the meaning of section 49A and Schedule 8 of Guernsey IBL which would take place as a result of the Proposed Acquisition or its implementation, or the GFSC being treated as having given such approval under section 49A(3)(b) of Guernsey IBL;

Other third party clearances

(n)
other than in relation to the competition law and regulatory approvals referred to in paragraphs (h) to (m) above, no government or governmental, quasi-governmental, supranational, statutory, administrative or regulatory body or association, institution or agency (including any trade agency) or any court or other body (including any professional or environmental body) or person in any jurisdiction (each a Relevant Authority) having decided to take, institute or threaten any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, order or decision that would or might reasonably be expected to (in any case which is material in the context of the Proposed Acquisition):

(i)
make the acquisition or the proposed acquisition of Friends Life Shares, or control or management of Friends Life by Aviva or any member of the Wider Aviva Group void, unenforceable or illegal in any jurisdiction or directly or indirectly prohibit or otherwise restrict, delay or interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge or require amendment to the terms of, the Proposed Acquisition or the acquisition or the proposed acquisition of any Friends Life Shares, or control or management of Friends Life by Aviva or any member of the Wider Aviva Group;

(ii)
require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by the Wider Aviva Group or the Wider Friends Life Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct all or any part of their respective businesses and to own, control or manage any of their respective assets or properties;

(iii)
impose any limitation on, or result in any delay in, the ability of any member of the Wider Aviva Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wider Friends Life Group or on the ability of any member of the Wider Friends Life Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any other member of the Wider Friends Life Group;

(iv)
require any member of the Wider Aviva Group or of the Wider Friends Life Group to acquire or offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider Friends Life Group or any member of the Wider Aviva Group owned by a third party (other than in the implementation of the Proposed Acquisition);

(v)	require the divestiture by any member of the Wider Aviva Group of any shares, securities or other interests in any member of the Wider Friends Life Group;

(vi)
impose any limitation on, or result in any delay in, the ability of any member of the Wider Aviva Group or the Wider Friends Life Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Aviva Group and/or the Wider Friends Life Group;

(vii)	result in any member of the Wider Aviva Group or any member of the Wider Friends Life Group ceasing to be able to carry on business under any name under which it presently does so; or

(viii)	otherwise adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Aviva Group or of the Wider Friends Life Group,

and all applicable waiting and other time periods (including extensions thereof) during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

(o)
other than in relation to the competition law and regulatory approvals referred to in paragraphs (h) to (m) above, all material filings, applications and/or notifications which are necessary or reasonably considered appropriate by Aviva having been made and all relevant waiting periods and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated and all applicable statutory or regulatory obligations in any jurisdiction having been complied with in each case in respect of the Proposed Acquisition and the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Friends Life or any member of the Wider Friends Life Group by any member of the Wider Aviva Group or the carrying on by any member of the Wider Friends Life Group of its business;

(p)
other than in relation to the competition law and regulatory approvals referred to in paragraphs (h) to (m) above, all material authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals which are necessary or reasonably considered appropriate by Aviva in any jurisdiction for or in respect of the Proposed Acquisition and the proposed acquisition of any Friends Life Shares, or control of Friends Life, by Aviva or any member of the Wider Aviva Group being obtained on terms and in a form reasonably satisfactory to Aviva from appropriate Relevant Authorities, or from any persons or bodies with whom any member of the Wider Aviva Group or the Wider Friends Life Group has entered into contractual arrangements or other material business relationships, and such authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals, together with all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals necessary or reasonably considered appropriate for any member of the Wider Friends Life Group to carry on its business, remaining in full force and effect and no intimation of any intention to revoke, suspend, restrict or modify or not to renew any of the same having been made and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

Confirmation of absence of adverse circumstances

(q)
except as Disclosed, there being no provision of any agreement, arrangement, licence or other instrument to which any member of the Wider Friends Life Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which, as a result of the implementation of the Proposed Acquisition or the acquisition or proposed acquisition by Aviva or any member of the Wider Aviva Group of any Friends Life Shares, or change in the control or management of Friends Life or otherwise, would or might reasonably be expected to result in (in each case to an extent which is material in the context of the Wider Friends Life Group taken as a whole):

(i)
any monies borrowed by or any other indebtedness (actual or contingent) of, or any grant available to, any such member of the Wider Friends Life Group becoming repayable, or capable of being declared repayable, immediately or earlier than the stated repayment date or the ability of such member to borrow monies or incur any indebtedness being withdrawn or inhibited;

(ii)
the creation or enforcement of any mortgage, charge or other security interest over the whole or any material part of the business, property or assets of any such member of the Wider Friends Life Group or any such mortgage, charge or other security interest (whenever arising or having arisen) becoming enforceable;

(iii)
any assets or interest of any such member of the Wider Friends Life Group being or falling to be disposed of or ceasing to be available to any member of the Wider Friends Life Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider Friends Life Group;

(iv)
the interest or business of any such member of the Wider Friends Life Group in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely modified or affected;

(v)	any such member of the Wider Friends Life Group ceasing to be able to carry on business under any name under which it presently does so;

(vi)	the value of any such member of the Wider Friends Life Group or its financial or trading position or prospects being prejudiced or adversely affected;

(vii)	any such agreement, arrangement, licence or other instrument being terminated or adversely modified or any onerous obligation arising or any adverse action being taken or arising thereunder;

(viii)	the creation of any material liabilities (actual or contingent) by any such member of the Wider Friends Life Group; or

(ix)	any requirement on any such member to acquire, subscribe, pay up or repay any shares or other securities (or the equivalent);

and no event having occurred which, under any provision of any agreement, arrangement, licence or other instrument to which any member of the Wider Friends Life Group is a party or by or to which any such member or any of its assets may be bound or be subject, might reasonably be expected to result in any events or circumstances as are referred to in this paragraph (q) (in each case to an extent which is material in the context of the Wider Friends Life Group taken as a whole);

No material transactions, claims or changes in the conduct of the business of the Friends Life Group

(r)	except as Disclosed, no member of the Wider Friends Life Group having since 30 September 2014:

(i)
issued or agreed to issue or authorised or proposed the issue of additional shares of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible or exchangeable securities or transferred or sold (or agreed to transfer or sell) any shares out of treasury (except, where relevant, as between Friends Life and its wholly owned subsidiaries or between its wholly owned subsidiaries and except in connection with the ongoing operation of the Friends Life Share Schemes (in accordance with their respective terms) and/or the Co-operation Agreement);

(ii)
recommended, declared, paid or made or resolved to recommend, declare, pay or make any bonus, dividend or other distribution, whether payable in cash or otherwise, other than the interim dividend paid by Friends Life on 6 October 2014, the proposed second interim dividend of 24.1p per share or any distribution by any wholly-owned subsidiary of Friends Life;

(iii)	undertaken:

(A)	a conversion under Part V the Companies (Guernsey) Law, 2008 (as amended);

(B)	an amalgamation under Part VI the Companies (Guernsey) Law, 2008 (as amended);

(C)	a migration under Part VII the Companies (Guernsey) Law, 2008 (as amended); or

(D)	an arrangement or reconstruction (other than the Scheme) under Part VIII of the Companies (Guernsey) Law, 2008 (as amended);

(iv)
other than pursuant to the Scheme, implemented or authorised any merger or demerger or (except for transactions between Friends Life and its wholly-owned subsidiaries, or between its wholly-owned subsidiaries or transactions in the ordinary course of business) acquired or disposed of or transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset (in each case to an extent which is material in the context of the Wider Friends Life Group taken as a whole);

(v)
entered into, or authorised the entry into, any joint venture, asset or profit sharing arrangement, partnership or merger of businesses or corporate entities (in each case to an extent which is material in the context of the Wider Friends Life Group taken as a whole);

(vi)
other than pursuant to the Scheme, implemented or authorised any reconstruction, amalgamation, scheme or other transaction or arrangement with a substantially equivalent effect (in each case to an extent which is material in the context of the Wider Friends Life Group taken as a whole and other than pursuant to the Proposed Acquisition);

(vii)
other than pursuant to the Friends Life share buy-back programme announced on 11 July 2014, purchased, redeemed or repaid any of its own shares or other securities or reduced or made or authorised any other change in its share capital;

(viii)
(except for transactions between Friends Life and its wholly owned subsidiaries or between its wholly owned subsidiaries) made or authorised any change in its loan capital or issued or authorised the issue of any debentures or incurred or increased any indebtedness or contingent liability;

(ix)
entered into, varied or terminated, or authorised the entry into, variation or termination of, any contract, commitment or arrangement (whether in respect of capital expenditure, real estate or otherwise) which is outside the ordinary course of business or which is of a long term, onerous or unusual nature or magnitude or which involves, or might reasonably be expected to involve, an obligation of a nature or magnitude which is materially restrictive on the business of any member of the Wider Friends Life Group (in each case to an extent which would be material in the context of the Wider Friends Life Group taken as a whole);

(x)
been unable or deemed unable, or admitted in writing that it is unable, to pay its debts as they fall due or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business (in each case to an extent which is material in the context of the Wider Friends Life Group taken as a whole);

(xi)
commenced negotiations with any of its creditors or taken any step with a view to rescheduling or restructuring any of its indebtedness or entered into a composition, compromise, assignment or arrangement with any of its creditors whether by way of a voluntary arrangement, scheme of arrangement, deed of compromise or otherwise (in each case to an extent which is material in the context of the Wider Friends Life Group taken as a whole) or been declared “en etat de desastre”;

(xii)
(other than in respect of a member of the Wider Friends Life Group which is dormant and solvent at the relevant time) taken any corporate action or had any legal proceedings started, served or threatened against it or any documents filed or faxed in court for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a liquidator, provisional liquidator, receiver, administrator, administrative receiver, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any of its assets and revenues or had notice given of the intention to appoint any of the foregoing to it (in each case to an extent which is material in the context of the Wider Friends Life Group taken as a whole);

(xiii)
except in the ordinary course of business, waived, compromised, settled, abandoned or admitted any dispute, claim or counter-claim whether made or potential and whether by or against any member of the Wider Friends Life Group (in each case other than in the ordinary course of business and to an extent which is material in the context of the Wider Friends Life Group taken as a whole);

(xiv)	made any material alteration to its constitutional documents;

(xv)
entered into, or varied the terms of, or terminated or given notice of termination of, any service agreement or arrangement with any director or senior executive of any member of the Wider Friends Life Group;

(xvi)
proposed, agreed to provide, or agreed to modify the terms of, any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by any member of the Wider Friends Life Group, other than in accordance with the terms of the Proposed Acquisition;

(xvii)
made or consented to any material change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to, any change to the trustees, other than in accordance with applicable law; or

(xviii)
entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in this paragraph (r);

(s)	except as Disclosed, since 30 September 2014:

(i)
no adverse change having occurred, and no circumstances having arisen which would or might reasonably be expected to result in any adverse change in the business, assets, financial or trading position or profits or prospects of any member of the Wider Friends Life Group (in each case to an extent which is material in the context of the Wider Friends Life Group taken as a whole); and

(ii)
no litigation, arbitration proceedings, prosecution or other legal proceedings in any jurisdiction having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Friends Life Group or to which any member of the Wider Friends Life Group is a party (whether as claimant or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wider Friends Life Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Friends Life Group (in each case to an extent which is material in the context of the Wider Friends Life Group taken as a whole);

(t)
save as Disclosed, no contingent or other liability having arisen outside the ordinary course of business which would or might reasonably be expected to adversely affect any member of the Wider Friends Life Group (in each case to an extent which is material in the context of the Wider Friends Life Group taken as a whole); and

(u)	save as Disclosed, Aviva not having discovered that:

(i)
any financial, business or other information concerning the Wider Friends Life Group publicly disclosed prior to the date of the Announcement at any time by any member of the Wider Friends Life Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading (in each case to an extent which is material in the context of the Wider Friends Life Group taken as a whole);

(ii)
any member of the Wider Friends Life Group is subject to any liability, contingent or otherwise, other than in the ordinary course of business (in each case to an extent which is material in the context of the Wider Friends Life Group taken as a whole); or

(iii)
there is or is likely to be any obligation or liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider Friends Life Group under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction (in each case to an extent which is material in the context of the Wider Friends Life Group taken as a whole).

Part 2:                                Certain further terms of the Proposed Acquisition

(a)
Aviva reserves the right (subject to the requirements of the Code and the Panel) to waive all or any of the Conditions in Part 1, paragraphs (i) and (n) to (u) (inclusive), in whole or in part, at its absolute discretion.

(b)
Aviva shall be under no obligation to waive or treat as fulfilled any of the Conditions in Part 1, paragraphs (i) and (n) to (u) (inclusive) by a date earlier than the latest date specified below for the fulfilment of them notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

(c)
The Scheme will lapse (and the Proposed Acquisition will not proceed) unless all Conditions of the Proposed Acquisition are fulfilled or (if capable of waiver) waived or, where appropriate, determined by Aviva to have been or remain satisfied by midnight (London time) on 31 July 2015 or such later date (if any) as Aviva and Friends Life may, with the consent of the Panel, agree and, if required, the Guernsey Court may allow.

(d)
If Phase 2 European Commission proceedings are initiated, or there is a Phase 2 CMA Reference (following a referral by the European Commission under Article 4(4) or 9(3) of the EU Merger Regulation to the CMA or otherwise), the Proposed Acquisition will lapse (and the Proposed Acquisition will not proceed) if this occurs before the Guernsey Court Meeting and any Friends Life General Meeting.

(e)
If Aviva is required by the Panel to make an offer for any Friends Life Shares under a mandatory offer for Friends Life Shares under Rule 9 of the Code, Aviva may make such alterations to the above Conditions as are necessary to comply with the applicable rule or law.

(f)	Fractions of New Aviva Shares will not be allotted or issued to holders of Friends Life Shares. Fractional entitlements will be rounded down to the nearest whole number of New Aviva Shares.

(g)
The Friends Life Shares will be acquired by Aviva fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever and together with all rights attaching to them as at the date of this announcement or subsequently attaching or accruing to them, including, without limitation, voting rights and the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid, or any other return of capital (whether by way of reduction of share capital, repurchase or redemption or otherwise) made on or after the date of this announcement other than the proposed second interim dividend of 24.1p per share. Accordingly, insofar as a dividend and/or distribution and/or a return of capital is proposed, declared, made, paid or payable by Friends Life in respect of a Friends Life Share on or after the date of this announcement, and without prejudice to paragraph 2 of this announcement other than the proposed second interim dividend of 24.1p per share, Aviva reserves the right to reduce, with the consent of the Panel, by the amount of the dividend and/or distribution and/or return of capital, the number of New Aviva Shares to be issued under the terms of the Proposed Acquisition in respect of a Friends Life Share, except insofar as the Friends Life Share is or will be transferred on a basis which entitles Aviva alone to receive the dividend and/or distribution and/or return of capital but if that reduction in the number of New Aviva Shares has not been effected, the person to whom the New Aviva Shares are issued under the terms of the Proposed Acquisition in respect of that Friends Life Share, will be obliged to account to Aviva for the amount of such dividend and/or distribution and/or return of capital.

(h)
Aviva reserves the right, subject to the prior consent of the Panel and in accordance with the Co-operation Agreement, to implement the Proposed Acquisition by way of an Offer. In such event, the Proposed Acquisition will be implemented on the same terms, so far as applicable, as those which would apply to the Scheme, subject to appropriate amendments to reflect the change in method of effecting the Proposed Acquisition.

(i)
Under Rule 13.5 of the Code, Aviva may not invoke a Condition so as to cause the Proposed Acquisition not to proceed, to lapse or any offer to be withdrawn unless the circumstances which give rise to the right to invoke the Condition are of material significance to Aviva in the context of the Proposed Acquisition.  The Conditions contained in Part 1, paragraphs (a) to (d) (inclusive) and (h) and, if applicable, the Offer condition referred to in paragraph (h) of this Part 2, are not subject to this provision of the Code.

(j)	Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

(k)
The Scheme will be governed by the laws of Guernsey and be subject to the jurisdiction of the Courts of Guernsey and to the conditions and further terms set out in this announcement and in the Scheme Document. The Proposed Acquisition will be subject to the applicable requirements of the UK Listing Authority, the PRA, the Guernsey Financial Services Commission, the Jersey Financial Services Commission, the Jersey Competition and Regulatory Authority and the Guernsey Competition and Regulatory Authority, FSMA, the London Stock Exchange, the Code and US federal securities law (except to the extent that exemptive relief has been granted by the SEC). This announcement does not constitute, or form part of, an offer or invitation to purchase Friends Life Shares or any other securities.

(l)
The ability to effect the Proposed Acquisition in respect of persons resident in certain jurisdictions may be affected by the laws of those jurisdictions. Before taking any action in relation to the Proposed Acquisition, holders of Friends Life Shares should inform themselves about and observe any applicable requirements.

(m)	Unless otherwise determined by Aviva or required by the Code and permitted by applicable law and regulation:

(i)
the Proposed Acquisition is not being, and will not be, made available, directly or indirectly, in or into or by the use of the mails of, or by any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, internet or other forms of electronic transmission) of interstate or foreign commerce of, or by any facility of a national state or other securities exchange of any Restricted Jurisdiction and no person may vote using any such use, means, instrumentality or facility or from within any Restricted Jurisdiction; and

(ii)	this announcement should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction.

APPENDIX 2

GENERAL SOURCES OF INFORMATION AND BASES OF CALCULATION

In this announcement, unless otherwise stated, or the context otherwise requires, the following bases and sources have been used:

1.
Unless otherwise stated, the financial information relating to Aviva is extracted (without adjustment) from the audited consolidated financial statements of Aviva for the relevant years or from the unaudited interim consolidated financial statements of Aviva for the relevant half years, prepared in accordance with IFRS.

2.
Unless otherwise stated, the financial information relating to Friends Life is extracted (without adjustment) from the audited consolidated financial statements of Friends Life for the relevant years or from the unaudited interim consolidated financial statements of Aviva for the relevant half years, prepared in accordance with IFRS.

3.	The synergy numbers are unaudited and are based on analysis by Aviva’s management and on Aviva’s and Friends Life’s internal records.

4.
Any references to the existing issued share capital of Friends Life are based on 1,409,052,028 Friends Life Shares in issue as at 1 December 2014 (being the last practicable date prior to the release of this announcement).

5.
Any references to the existing issued share capital of Aviva are based on 2,948,768,213 Aviva Shares in issue as at 1 December 2014 (being the last practicable date prior to the release of this announcement).

6.	Unless otherwise stated all prices and closing prices for Aviva and Friends Life Shares are closing middle market prices derived from the London Stock Exchange Daily Official List.

7.	The three month average closing prices are derived from Bloomberg data.

8.	The value of the Proposed Acquisition is based on the number of Friends Life Shares in issue set out in paragraph 4 above and the Aviva share price of 533p as at 20 November 2014.

9.
The percentage ownership of the Enlarged Aviva Group which would be held by Friends Life Shareholders if the Proposed Acquisition completes is based on the number of Friends Life Shares in issue set out in paragraph 4 above and the number of Aviva Shares in issue set out in paragraph 5 above.

10.
The multiple of Friends Life Market Consistent Embedded Value is based on Friends Life’s Market Consistent Embedded Value as at 30 June 2014 of £5,724 million, plus the Lombard sale proceeds of £260 million, less the Lombard restated Market Consistent Embedded Value as at 30 June 2014 of £305 million less the share buyback of £29 million.

APPENDIX 3

DETAILS OF IRREVOCABLE UNDERTAKINGS

Irrevocable undertakings in respect of Friends Life Shares

The following persons have given irrevocable undertakings to vote (or procure the vote) in favour of the Scheme and the associated resolutions to be proposed at the Guernsey Court Meeting and any Friends Life General Meeting (or, in the event that the Proposed Acquisition is implemented by way of a takeover offer under the Code, accept or procure acceptance of such offer) in relation to the following Friends Life Shares:

Name	Total number of Friends Life Shares in respect of which the undertaking has been given	Percentage of issued ordinary share capital of Friends Life
Sir Malcolm Williamson	55,975	0.0040%
Andy Briggs	401,072	0.0285%
Tim Tookey	339,134	0.0241%
Mel Carvill	62,400	0.0044%
Nick Lyons	30,000	0.0021%
Robin Phipps	2,100	0.0001%
Tim Wade	40,000	0.0028%
Total	930,681	0.0661%

The Friends Life Directors’ irrevocable undertakings will cease to be binding in the following circumstances:

(a)	the Scheme Document is not published within 28 days of the date of the announcement (or such later date as the Panel may agree);

(b)
the Scheme does not become Effective or lapses in accordance with its terms or otherwise becomes incapable of ever becoming Effective, provided that Aviva has not, within seven days of the Scheme having so terminated or lapsed, announced in accordance with Rule 2 of the Code that it intends to implement the Proposed Acquisition by way of an Offer;

(c)	in the event that the Proposed Acquisition is implemented by way of an Offer, the Offer lapses or is withdrawn; or

(d)	the Co-operation Agreement is terminated in accordance with its terms.

Irrevocable undertakings in respect of Aviva Shares

The following persons have given irrevocable undertakings to vote in favour of the resolution to approve the Proposed Acquisition, and the related resolutions, to be proposed at the Aviva General Meeting in relation to the following Aviva Shares:

Name	Total number of Aviva Shares in respect of which the undertaking has been given	Percentage of issued ordinary share capital of Aviva
John McFarlane	10,000	0.0003%
Mark Andrew Wilson	150,000	0.0051%
Thomas Stoddard	---	---
Glyn Anthony Barker	11,700	0.0004%
Patricia Anne Cross	7,000	0.0002%
Michael John Hawker	20,000	0.0007%
Gay Huey Evans	5,000	0.0002%
Michael Philip Mire	7,500	0.0003%
Sir Adrian Alastair Montague	22,068	0.0007%
Robert William Stein	17,000	0.0006%
Jonathan Scott Wheway	13,579	0.0005%
Total	263,847	0.0089%

The Aviva Directors’ irrevocable undertakings cease to be binding in the following circumstances:

(a)	the Scheme Document is not published within 28 days of the date of the announcement (or such later date as the Panel may agree);

(b)
the Scheme does not become Effective or lapses in accordance with its terms or otherwise becomes incapable of ever becoming Effective, provided that Aviva has not, within seven days of the Scheme having so terminated or lapsed, announced in accordance with Rule 2 of the Code that it intends to implement the Proposed Acquisition by way of an Offer;

(c)	in the event that the Proposed Acquisition is implemented by way of an Offer, the Offer lapses or is withdrawn; or

(d)	the Co-operation Agreement is terminated in accordance with its terms.

APPENDIX 4

QUANTIFIED FINANCIAL BENEFITS STATEMENT

PART A

Statements made

Paragraph 7 of this announcement (Potential synergies and integration planning) includes statements of estimated cost savings and synergies expected to arise from the Proposed Acquisition (together, the Quantified Financial Benefits Statement). As identified in paragraph 7 of this announcement, finalisation of the integration plan will be subject to engagement with appropriate stakeholders, including employee representative bodies and unions.

A copy of the Quantified Financial Benefits Statement is set out below:

The Aviva Directors, having reviewed and analysed the potential synergies of the Proposed Acquisition, based on their experience of operating in the insurance and savings sectors, and taking into account the factors they can influence, believe that the Proposed Acquisition can deliver shareholder value through expected realisation of approximately £225 million of cost synergies on an annual run-rate basis.  It is expected that the full run-rate synergies will be achieved by the end of 2017.

The potential sources of quantified synergies include integrating Life companies operations, recapturing previously outsourced asset management contracts and the possible reduction of corporate and development costs across the two businesses.

Whilst the integration plans are still being compiled and will, in due course be subject to engagement with all appropriate stakeholders, it is currently envisaged that approximately 60 per cent of these potential synergies will be derived from the Life business with the balance being achieved in approximately equal measures from the two other potential sources referred to above, namely recapturing previously outsourced asset management contracts (which Aviva currently estimates could, over time, contribute approximately £40 million of profit per annum to the Enlarged Aviva Group as part of the synergy benefits of the Proposed Acquisition) and the possible reduction of corporate and development costs across the two businesses.

In addition to these potential quantified synergies, the Aviva Directors believe that significant further value can be created through realisation of incremental capital, financial and revenue synergies, including:

•	capital synergies through legal entity simplification, realisation of diversification benefits, de-risking and greater use of reinsurance and Solvency 2 optimisation;

•	financial benefits including lower financing costs for the Enlarged Aviva Group and harmonisation of respective tax attributes; and

•	enhanced revenue opportunities from increased cross-sell, improved retention of Friends Life’s existing business and increased At-Retirement conversion through an improved combined product offering.

The integration of the businesses will require combining the Friends Life businesses and group functions into Aviva, with selection of the optimal platforms and operating model. It is anticipated that, following a suitable transition period, the Enlarged Aviva Group will operate under the Aviva brand for all UK Life new business. However, the selection of new business platforms will be on a “best of breed” basis. For example, Aviva would anticipate using the Friends Life corporate pensions platform and the Aviva annuities platform. Other platform selection decisions will be made as part of the integration process.

It is envisaged that the realisation of the potential quantified synergies will result in one-off integration costs of approximately £350 million (in aggregate), largely incurred by mid-2017 of which approximately £200 million are currently expected to be incurred in 2015, approximately £100 million in 2016 and the balance in 2017. Aside from these one-off exceptional costs, no material dis-synergies are expected in connection with the Proposed Acquisition. The identified synergies will accrue as a direct result of the Proposed Acquisition and would not be achieved on a standalone basis.

Further information on the bases of belief supporting the Quantified Financial Benefits Statement, including the principal assumptions and sources of information, is set out below.

Bases of belief

Following initial discussions regarding the Proposed Acquisition in October 2014, a synergy development team was established to evaluate and assess the potential synergies available for the integration and undertake an initial planning exercise.

The team, which comprises senior strategy and financial personnel, has worked collaboratively to identify and quantify potential synergies as well as estimate any associated costs. The team has engaged with the relevant functional heads and other personnel to provide input into the development process and to agree on the nature and quantum of the identified synergy initiatives.

In preparing the Quantified Financial Benefits Statement, both Aviva and Friends Life have shared certain operating and financial information to facilitate a detailed analysis in support of evaluating the potential synergies available from the Proposed Acquisition. In circumstances where data has been limited for commercial or other reasons, the team has made estimates and assumptions to aid its development of individual synergy initiatives.

Reports

As required by Rule 28.1(a) of the Code, Deloitte LLP, as reporting accountants to Aviva, have provided a report stating that, in their opinion, the Quantified Financial Benefits Statement has been properly compiled on the basis stated.  In addition J.P. Morgan Cazenove, Morgan Stanley and Robey Warshaw LLP, as joint financial advisers to Aviva, have each provided a report stating that, in their view, the Quantified Financial Benefits Statement has been prepared with due care and consideration.

Copies of these reports are included in Parts B and C of this Appendix 4. Each of Deloitte LLP, J.P. Morgan Cazenove, Morgan Stanley and Robey Warshaw LLP has given and not withdrawn its consent to the publication of its report in this announcement in the form and context in which it is included.

Notes

These statements are not intended as a profit forecast and should not be interpreted as such.  These statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies.  As a result, the cost savings and synergies referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.  Neither these statements nor any other statement in this announcement should be construed as a profit forecast or interpreted to mean that the Enlarged Aviva Group’s earnings in the first full year following implementation of the Proposed Acquisition, or in any subsequent period, would necessarily match or be greater than or be less than those of Aviva or Friends Life for the relevant preceding financial period or any other period.

Due to the scale of the Enlarged Aviva Group, there may be additional changes to the Enlarged Aviva Group's operations. As a result, and given the fact that the changes relate to the future, the resulting cost savings may be materially greater or less than those estimated.

In arriving at the estimate of synergies set out in this announcement, the Aviva Directors have assumed that there will be no significant impact on the underlying operations of either business.

PART B

Report from Deloitte LLP

Deloitte LLP
Athene Place
66 Shoe Lane
London  EC4A 3BQ
Tel: +44 (0) 20 7936 3000
Fax: +44 (0) 20 7583 1198
www.deloitte.co.uk
The Board of Directors
on behalf of Aviva plc
St Helen's
1 Undershaft
London
EC3P 3DQ

J.P. Morgan Limited (which conducts its UK investment banking business as J.P. Morgan Cazenove)
25 Bank Street
London
E14 5JP

Morgan Stanley & Co. International plc
25 Cabot Square
London
E14 4QA

Robey Warshaw LLP
31 Saint James’s Place
London
SW1A 1NR

2 December 2014

Dear Sirs

OFFER FOR FRIENDS LIFE GROUP LIMITED (the “Target”) BY AVIVA PLC (the “Offeror”)

We report on the statement made by the directors of the Offeror (the “Directors”) of quantified financial benefits set out in Part A of Appendix 4 to the announcement (the “Announcement”) issued by the Offeror (“the Quantified Financial Benefits Statement” or the “Statement”).  The Statement has been made in the context of the disclosures within Part A setting out, inter alia, the basis of the Directors’ belief (identifying the principal assumptions and sources of information) supporting the Statement and their analysis, explanation and quantification of the constituent elements.

This report is required by Rule 28.1(a)(i) of the City Code on Takeovers and Mergers (the “Takeover Code”) issued by the Panel on Takeovers and Mergers and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the Directors to prepare the Statement in accordance with Rule 28 of the Takeover Code.

It is our responsibility to form our opinion, as required by Rule 28.1(a) of the Takeover Code, as to whether the Statement has been properly compiled on the basis stated.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed or to the shareholders of the Company as a result of the inclusion of this report in the Announcement, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report, required by and given solely for the purposes of complying with Rule 28.1(a)(i) of the Takeover Code, or our statement consenting to its inclusion in the Announcement.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom.

Our work included considering whether the Statement has been accurately computed based upon the disclosed bases of belief (including the principal assumptions).  Whilst the basis of belief (and the principal assumptions) upon which the Statement is based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the basis of belief (or principal assumptions) adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Statement have not been disclosed or if any bases of belief (or principal assumption) made by the Directors appears to us to be unrealistic.  Our work did not involve any independent examination of any of the financial or other information underlying the Statement.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Quantified Financial Benefits Statement has been properly compiled on the basis stated.

Since the Statement (and the principal assumptions on which it is based) relates to the future, the actual synergy benefits achieved are likely to be different from those anticipated in the Statement and the differences may be material.  Accordingly, we can express no opinion as to the achievability of the synergy benefits identified by the Directors in the Statement.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, based on the foregoing, the Quantified Financial Benefits Statement has been properly compiled on the basis stated.

Yours faithfully

Deloitte LLP

Chartered Accountants

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom.  Deloitte LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), a UK private company limited by guarantee, whose member firms are legally separate and independent entities.  Please see www.deloitte.co.uk/about for a detailed description of the legal structure of DTTL and its member firms.

PART C

Report from Morgan Stanley, J.P. Morgan Cazenove and Robey Warshaw LLP

The Directors
Aviva plc
St Helen's
1 Undershaft,
London EC3P 3DQ,

2 December 2014

Dear Sirs,

Recommended all-share offer for Friends Life Limited (“Friends Life”) by Aviva plc (“Aviva”)

We refer to the Quantified Financial Benefits Statement, the bases of belief thereof and the notes thereto (together, the “Statement”) as set out in Part A of Appendix 4 of this announcement, for which the Board of Directors of Aviva (the “Directors”) are solely responsible under Rule 28 of the City Code on Takeovers and Mergers (the “Code”).

We have discussed the Statement (including the assumptions and sources of information referred to therein), with the Directors and those officers and employees of Aviva who developed the underlying plans together with certain officers and employees of Friends Life. The Statement is subject to uncertainty as described in this announcement and our work did not involve an independent examination of any of the financial or other information underlying the Statement.

We have relied upon the accuracy and completeness of all the financial and other information provided to us by or on behalf of Aviva and Friends Life, or otherwise discussed with or reviewed by us, and we have assumed such accuracy and completeness for the purposes of providing this letter.

We do not express any view as to the achievability of the quantified financial benefits identified by the Directors.

We have also reviewed the work carried out by Deloitte LLP and have discussed with them the opinion set out in Part B of Appendix 4 of this announcement addressed to yourselves and ourselves on this matter.

This letter is provided to you solely in connection with Rule 28.1(a)(ii) of the Code and for no other purpose. We accept no responsibility to Aviva or its shareholders or any person other than the Directors in respect of the contents of this letter; no person other than the Directors can rely on the contents of this letter, and to the fullest extent permitted by law, we exclude all liability (whether in contract, tort or otherwise) to any other person, in respect of this letter, its contents or the work undertaken in connection with this letter or any of the results that can be derived from this letter or any written or oral information provided in connection with this letter, and any such liability is expressly disclaimed except to the extent that such liability cannot be excluded by law.

On the basis of the foregoing, we consider that the Statement, for which you as the Directors are solely responsible, has been prepared with due care and consideration.

Yours faithfully,

Morgan Stanley & Co. International plc, J.P. Morgan Limited and Robey Warshaw LLP

APPENDIX 5

DEFINITIONS

The following definitions apply throughout this announcement, unless the context otherwise requires:

AuM	assets under management
AVIF	the present value of future profits on a portfolio of long-term insurance and investment contracts, acquired through the purchase of a business or portfolio
Aviva	Aviva plc, a company incorporated under the laws of England and Wales with registered number 2468686, whose registered office is St Helen's, 1 Undershaft, London EC3P 3DQ, United Kingdom
Aviva Class 1 Circular	the circular to be posted to Aviva Shareholders in connection with the Proposed Acquisition
Aviva Directors	the directors of Aviva, as at the date of this announcement
Aviva General Meeting	the general meeting of Aviva to be convened in connection with the Proposed Acquisition, notice of which will accompany the Aviva Class 1 Circular, including any adjournment thereof
Aviva Group	Aviva and its subsidiary undertakings and associated undertakings
Aviva Investors	the asset management arm of Aviva
Aviva Prospectus	the Aviva prospectus to be published in connection with the Proposed Acquisition
Aviva Shareholders	holders of Aviva Shares
Aviva Shares	ordinary shares of 25p each in the capital of Aviva
Barclays	Barclays Bank PLC, acting through its investment bank
Business Day	a day on which banks are generally open for business in London and Guernsey (excluding Saturdays, Sundays and public holidays)
Closing Price
the middle market price of an Aviva Share or a Friends Life Share (as applicable) at the close of business on the day to which such price relates, as derived from the Daily Official List of the London Stock Exchange for that day or from Bloomberg in the case of the average Closing Price for the relevant period

CMA	the UK Competition and Markets Authority
Code	the City Code on Takeovers and Mergers
Conditions	the conditions to the Proposed Acquisition as set out in Part 1 of Appendix 1
Co-operation Agreement	the agreement between Aviva and Friends Life in respect of the conduct of the Proposed Acquisition dated on or around the date of this announcement
Disclosed
the information which has been fairly disclosed:

(a) by Friends Life in its published annual report and accounts for the period ended 31 December 2013, half year report for the period ended 30 June 2014 or quarterly trading update for the period ended 30 September 2014;

(b) in any public announcement made by Friends Life in accordance with the Listing Rules or the Disclosure Rules and Transparency Rules prior to the second Business Day before the date of this announcement;

(c) by Friends Life or its financial, accounting, tax or legal advisers (specifically as advisers in relation to the Proposed Acquisition) to Aviva or its financial, accounting, tax or legal advisers (specifically as advisers in relation to the Proposed Acquisition) prior to the date of this announcement; or

(d) in this announcement

Disclosure and Transparency Rules	the Disclosure and Transparency Rules of the FCA in its capacity as the UK Listing Authority under FSMA and contained in the UK Listing Authority’s publication of the same name
Economic Capital
a measure of the financial strength of the business; an economic capital surplus represents the excess of available economic capital over required economic capital where the capital requirement is based on Aviva’s own internal assessment and capital management policies; the term “economic capital” does not imply capital as required by regulators or third parties

Effective
(i) if the Proposed Acquisition is implemented by way of the Scheme, the date on which the order of the Guernsey Court sanctioning the Scheme under Part VIII of the Companies (Guernsey) Law 2008 (as amended) becomes effective in accordance with its terms; or
(ii) if the Acquisition is implemented by way of an Offer, such Offer having been declared or become unconditional in all respects in accordance with the Code;

Embedded Value
a measure of the value of a life business to its shareholders; it is the sum of the value of the shareholders net assets and the present value of the amounts generated by the in-force business that will be distributable to shareholders in the future

Enlarged Aviva Group	the Aviva Group as enlarged by the Friends Life Group following completion of the Proposed Acquisition
EPS
a measure of profit generation per unit of equity, calculated by dividing profit after tax, non-controlling interests, cumulative preference dividends and coupon payments in respect of direct capital instruments and fixed rate tier 1 notes by the weighted average number of shares in issue during the period

Exchange Ratio	0.74 New Aviva Shares for each Friends Life Share
Excluded Voting Shares	any Friends Life Shares beneficially owned by Aviva or any member of the Aviva Group at the Scheme Record Date
EU Merger Regulation	has the meaning given to it in Appendix 1, Part 1, paragraph (h)
FCA	the Financial Conduct Authority
FCA Authorised Person	has the meaning given to it in Appendix 1, Part 1, paragraph (k)
Friends Life	Friends Life Group Limited, a company incorporated under the laws of Guernsey with registered number 49558 and registered address Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3QL
Friends Life Directors	the directors of Friends Life, as at the date of this announcement
Friends Life General Meeting	any general meeting of Friends Life required to be convened for the purposes of implementing the Proposed Acquisition, or any adjournment thereof
Friends Life Group	Friends Life and its subsidiary undertakings and associated undertakings
Friends Life Record Date
the time and date by reference to which the entitlements of Friends Life Shareholders to receive the proposed second interim Friends Life dividend of 24.1p per share will be determined, but which in all circumstances will be before the date on which the Scheme becomes Effective

Friends Life Shareholders	holders of Friends Life Shares
Friends Life Shares	ordinary shares of no par value in the capital of Friends Life
Friends Life Share Schemes
the share schemes operated by the Friends Life Group, being the Friends Life Long Term Incentive Plan, the Friends Life Performance Share Plan, the Friends Life Restricted Share Plan, the Friends Life Deferred Share Award Plan 2013 and the Friends Life Share Incentive Plan 2010

FSMA	Financial Services and Markets Act 2000 (as amended)
Guernsey Court	the Royal Court of Guernsey
Guernsey Court Meeting
the meeting of the Scheme Shareholders (other than the holders of the Excluded Voting Shares) convened by order of the Guernsey Court pursuant to section 107 of the Companies (Guernsey) Law, 2008 (as amended), to consider and, if thought fit, to approve the Scheme with or without modification (including any adjournment or postponement thereof)

Holdco Excess Cash Flow	a measure of excess cash flow, calculated by deducting central operating expenses and debt financing costs from cash remitted by business units
J.P. Morgan Cazenove	J.P. Morgan Limited, which conducts its UK investment banking business as J.P. Morgan Cazenove
Limited Partnership Agreement	the limited partnership agreement relating to the Partnership
Listing Rules	the Listing Rules of the FCA in its capacity as the UK Listing Authority under FSMA and contained in the UK Listing Authority’s publication of the same name
London Stock Exchange	the London Stock Exchange plc, or its successor from time to time
Market Consistent Embedded Value or MCEV
a measure of the value of a life business to its shareholders; it is the sum of the value of the shareholders net assets and the present value of the amounts generated by the in-force business that will be distributable to shareholders in the future, where the assumptions used to calculate future profits are consistent with current market prices for traded assets

Morgan Stanley	Morgan Stanley & Co. International plc
New Aviva Shares	the new Aviva Shares to be issued as consideration pursuant to the Proposed Acquisition
Offer
if the Proposed Acquisition is implemented by way of a takeover offer as defined in Chapter 3 of Part 28 of the UK Companies Act, the offer to be made by Aviva to acquire the entire issued and to be issued share capital of Friends Life including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer and including any election available in connection with it

Offer Period	has the meaning given to it in the Code
Panel	the Panel on Takeovers and Mergers
Partnership	Resolution Holdco No. 1 LP acting by its general partner Friends Life
Phase II CMA Reference
the CMA making a reference to its chair for the constitution of a group under Schedule 4 to the Enterprise and Regulatory Reform Act 2013 pursuant to Clause 33 of the Enterprise Act 2002 (as amended) or a public interest intervention notice being issued by the Secretary of State for Business, Innovation and Skills under section 42(2) of the Enterprise Act 2002 (as amended)

Phase 2 European Commission Proceedings	where the Commission initiates proceedings pursuant to Article 6(1)(c), under Article 8(1) or 8(2) of the EU Merger Regulation
PRA	Prudential Regulation Authority
Proposed Acquisition	proposed acquisition of Friends Life by Aviva
RCAP	RCAP UK LP acting by its general partner RCAP UK GP Limited
Relevant Authority	has the meaning given to it in Appendix 1, Part 1, paragraph (n)
Restricted Jurisdiction
any jurisdiction where local laws or regulations may result in significant risk of civil, regulatory or criminal exposure if information concerning the Proposed Acquisition is sent or made available to Friends Life Shareholders in that jurisdiction (in accordance with Rule 30.3 of the Code)

Scheme
the scheme of arrangement under Part VIII of the Companies (Guernsey) Law, 2008 (as amended) to be proposed by Friends Life to Friends Life Shareholders in connection with the Proposed Acquisition, with or subject to any modification, addition or condition approved or imposed by the Guernsey Court and agreed by Aviva and Friends Life

Scheme Document
the document to be despatched to Friends Life Shareholders and others containing, among other things, the Scheme, an explanatory statement in compliance with Part VIII of the Companies (Guernsey) Law, 2008 (as amended), and the notices of the Guernsey Court Meeting and any Friends Life General Meeting

Scheme Record Time
means the time and date specified in the Scheme Document by reference to which the entitlements of Friends Life Shareholders under the Scheme will be determined, expected to be 6.00 pm on the Business Day before the Scheme becomes Effective

Scheme Shareholders	the holders of Scheme Shares
Scheme Shares
all Friends Life Shares:
(i) in issue at the date of the Scheme Document;
(ii) (if any) issued after the date of the Scheme Document and before the Guernsey Court Meeting; and
(iii) (if any) issued on or after the Guernsey Court Meeting but before the Scheme Record Time in respect of which the original or any subsequent holder thereof is, or shall have agreed in writing to be, bound by the Scheme, in any case excluding the Excluded Voting Shares and any Friends Life Shares held as treasury shares

SEC	US Securities and Exchange Commission
Significant Interest
in relation to an undertaking, a direct or indirect interest of 20 per cent. or more of (i) the total voting rights conferred by the equity share capital (as defined in section 548 of the UK Companies Act) of such undertaking or (ii) the relevant partnership interest

S&P Leverage
a leverage measure used by the rating agency Standard and Poor’s, which is based on dividing the company’s external borrowings by the sum of its external borrowings and its total equity on a MCEV basis

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland
UK Companies Act	Companies Act 2006 (as amended)
US or United States	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
US Exchange Act	US Securities Exchange Act of 1934 (as amended)
US Securities Act	US Securities Act of 1933 (as amended)
Value Share	the interests held by RCAP in the Partnership through which certain returns are distributed to RCAP, as described in more detail in Friends Life’s annual report and accounts 2013
Wider Aviva Group
Aviva and its subsidiaries, subsidiary undertakings, associated undertakings and any other body corporate partnership, joint venture or person in which Aviva and all such undertakings (aggregating their interests) have a Significant Interest (other than any member of the Wider Friends Life Group)

Wider Friends Life Group
Friends Life and its subsidiaries, subsidiary undertakings, associated undertakings and any other body corporate, partnership, joint venture or person in which Friends Life and all such undertakings (aggregating their interests) have a Significant Interest

£, p, pence, Sterling, GBP or £	the lawful currency of the United Kingdom from time to time

For the purposes of this announcement, “subsidiary”, “subsidiary undertaking”, “undertaking” and “associated undertaking” have the respective meanings given by the UK Companies Act.

References to an enactment include references to that enactment as amended, replaced, consolidated or re-enacted by or under any other enactment before or after the date of this announcement.

All references to time in this announcement are to London time unless otherwise stated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 December, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary